SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                       IMMTECH INTERNATIONAL, INC.
                  -------------------------------------
                            (Name of Issuer)


                      Common Stock, $.01 par value
             -----------------------------------------------
                     (Title of Class of Securities)


                               452519 10 1
             -----------------------------------------------
                             (CUSIP Number)

                              Emil H. Soika
                         Criticare Systems, Inc.
                         20925 Crossroads Circle
                           Waukesha, WI 53186
                             (414) 798-8282
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            April 26, 1999
        --------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1
(g), check the following Box.  |___|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 2 of 19


1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Criticare Systems, Inc.  Tax Id No.  391501563
--------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|

--------------------------------------------------------------------------
3.   Sec Use Only

--------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

        WC
--------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
--------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     Delaware
--------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                           974,956
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                  974,956
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

                                           974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]
-------------------------------------------------------------------------

13.  Percent Of Class Represented By Amount In Row (11).

                 20.0%
     ---------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

          CO
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 3 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Gerhard J. Von der Ruhr
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF        PF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization
     USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                           178,801
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                             1,153,757
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                  178,801
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                         1,153,757
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

     1,153,757
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               23.6%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 4 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     N. C. Joseph Lai
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

     USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                            92,311
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                             1,067,267
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                   92,311
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                         1,067,267
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.
          1,067,267
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               21.9%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 5 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Karsten Houm
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

          Norway
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

               974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

          20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

          IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 6 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

     Emil H. Soika
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

        USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 7 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Milton Datsopoulos
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 8 of 19




-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Joseph M. Siekierski
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).
               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 9 of 19


-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Stephen D. Okland
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 10 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Drew M. Diaz
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                                 0
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 11 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Michael T. Larsen
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  Page 12 of 19



-------------------------------------------------------------------------
1. Name Of Reporting Persons. I.R.S. Identification No. Of Above Persons (Entities Only)

         Gloria Najera
-------------------------------------------------------------------------
2.   Check The Appropriate Box If A Member Of A Group  (A) |___|
                                                       (B) |___|
-------------------------------------------------------------------------
3.   Sec Use Only
-------------------------------------------------------------------------
4.   Source Of Funds (See Instructions).

          AF
-------------------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E).    |___|
-------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

         USA
-------------------------------------------------------------------------
                                   7.  Sole Voting Power

                                                 0
                                   --------------------------------------
Number Of                          8.  Shared Voting Power
Shares
Beneficially                               974,956
Owned By                           --------------------------------------
Each                               9.  Sole Dispositive Power
Reporting                                        0
Person                             --------------------------------------
With                               10.  Shared Dispositive Power
                                           974,956
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person.

          974,956
-------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [__]

-------------------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11).

               20.0%
-------------------------------------------------------------------------
14.  Type Of Reporting Person (See Instructions).

               IN
-------------------------------------------------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 13 of 19


Item 1.        Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $0.01 par value ("Common Stock"), of Immtech International, Inc., with principal executive offices at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061.

Item 2.        Identity and Background.

The persons filing this statement are Criticare Systems, Inc., a Delaware corporation ("Criticare"), Gerhard J. Von der Ruhr, an individual ("Mr. Von der Ruhr"), N.C. Joseph Lai, an individual ("Mr. Lai"), Karsten Houm, an individual ("Mr. Houm"), Emil H. Soika, an individual ("Mr. Soika"), Milton Datsopoulos, an individual ("Mr. Datsopoulos"), Joseph M. Siekierski, an individual ("Mr. Siekierski"), Stephen D. Okland, an individual ("Mr. Oakland"), Drew M. Diaz, an individual ("Mr. Diaz"), Michael T. Larsen, an individual ("Mr. Larsen"), Gloria Najera, an individual ("Ms. Najera") (collectively, the "Reporting Persons").

Criticare's principal business is the design, manufacture and marketing of vital signs and gas monitoring instruments and related non-invasive sensors used to monitor patients in many healthcare environments. The principal office of Criticare is located at 20925 Crossroads Circle, Waukesha, WI 53186.

Mr. Von der Ruhr is a citizen of the United States of America and is a former director and executive officer of Criticare. Mr. Von der Ruhr's address is 2455 Brook Spring Drive, Brookfield, WI 53045.

Mr. Lai is a citizen of the United States of America and is a director and former executive officer of Criticare. Mr. Lai's address is 19660 Killarney Way, Brookfield, WI 53045.

Mr. Houm is a citizen of Norway and is a director of Criticare. Mr. Houm serves as a management consultant whose business address is Kristinelundveien 21, N-0268 Oslo 2, Norway.

Mr. Soika is a citizen of the United States of America and is the President, Chief Executive Officer and Director of Criticare. Mr. Soika's business address is 20925 Crossroads Circle, Waukesha, WI 53186.

Mr. Datsopolous is a citizen of the United States of America and is a director of Criticare. Mr. Datsopoulos is a partner in the law firm of Datsopoulos, MacDonald & Lind in Missoula, Montana. Mr. Datsopolous' business address is Central Square Building, 201 West Main, Missoula, Montana 59802.

Mr. Siekierski is the Vice President of Finance. Mr. Siekierski's current business address is 19275 West Capitol Drive, Suite 200, Brookfield, WI 53045.

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 14 of 19


Mr. Okland is the Vice President of Domestic Sales. Mr. Okland's current business address is 517 Stonebury, Southlake, TX 76092.

Mr. Diaz is the Vice President of International Sales. Mr. Diaz's current business address is 2804 Red Oak Court E, Colleyville, TX 76034.

Mr. Larsen is the Vice President of Quality Control/Quality Assurance. Mr. Larsen's current business address is 20925 Crossroads Circle, Waukesha, WI 53186.

Ms. Najera is the Vice President of Operations. Ms. Najera's current address is HC 1, Box 135, Florence, WI 54121.

All of the executive officers are citizens of the United States of America.

None of the above-referenced parties have, during the previous five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of the above-referenced parties have, during the previous five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.


Item 3.        Source and Amount of Funds or Other Consideration.

This Statement relates to the holdings of Criticare in the Issuer on the date of its initial public offering on April 26, 1999. Such Holdings included:

     A. 46,172 shares of the Issuers common stock which included the following: 62,500 shares of common stock acquired for cash in the amount of $375,000 on or about December 19, 1988; 20,834 shares of common stock acquired for cash in the amount of $125,000 on or about May 1, 1989; 29,167 shares of common stock issued as a 35% stock dividend on the above listed positions on or about May 22, 1992. The total shares listed above for 112,501 shares of the Issuer's common stock were exchanged for 112,501 shares of the Issuer's common stock based upon its conversion from a Wisconsin Corporation to a Delaware Corporation. The 112,501 shares were reduced to 72,592 shares as a result of a 0.64526 reverse split on or about July 24, 1998. Criticare was issued an additional 19,753 shares of the Issuer's common stock as consideration for Criticare's forgiveness of $59,000 debt and $16,225 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents. The total of 92,345 shares of the Issuer's common stock was then reduced to 46,172 shares of common stock in a 0.5 reverse split on or about February 5, 1999.

     B. 671,697 shares of the Issuers common stock which included the following: 1,000,000 shares of the Issuers Series A preferred stock and 1,200,000 shares of the Issuers Series B preferred stock acquired from Marquette Venture Partners II, LP and

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 15 of 19


MVP II Affiliates Fund, LP for 333,154 Shares of Criticare common stock and two promissory notes totaling $1,240,000 on or about October 16, 1995 (note to Marquette Venture Partners II for $1,205,555 and a note to MVP II Affiliates Fund, LP for $34,445). The 1,000,000 shares of Series A preferred stock were subsequently converted to 1.0 share of common stock for each share of Series A preferred stock, or 1,000,000 shares of the Issuer's common stock. . The 1,200,000 shares of Series B preferred stock were subsequently converted to approximately 1.2 shares of common stock for each share of Series B preferred stock, or 1,432,142 shares of the Issuer's common stock. The total common stock after conversion from preferred was 2,432,142 shares, which was reduced to 1,569,364 shares of common stock as a result of a 0.64526 reverse split on or about July 24, 1998. The 1,569,364 were further reduced to 784,680 as a result of a reverse split on or about February 5, 1999. Criticare issued 26,776 shares of the Issuer's common stock as part of a settlement with three individuals and 86,207 shares of the Issuer's common stock to its former president as part of a severance agreement, leaving Criticare with a total of 671,697 shares of the Issuer's common stock.

     C. 257,087 shares of the Issuer's common stock which included the following: 172,414 shares of the Issuer's common stock acquired for $150,000 in cash on or about July 2, 1998; 290,706 shares of the Issuer's common stock issued as consideration for Criticare's forgiveness of $597,722 debt and $55,368 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents; 51,055 shares of the Issuer's common stock issued as consideration for Criticare's forgiveness of $89,777 debt and $27,201 of accrued interest on or about July 24, 1998 as reflected in the Issuers publicly filed documents. The total of 514,175 shares of the Issuer's common stock was reduced to 257,087 shares of common stock as a result of the 0.5 reverse split on or about February 5, 1999.

     The source of all funds referenced in this Item, unless otherwise expressly stated, for the purchase of shares or the payment of debt was Criticare's working capital.



Item 4.   Purpose of Transaction.

          The transaction requiring the filing of this statement is described in Item 3 above. The transactions were entered into principally for investment purposes. Criticare has one member on the Board of Directors.

          Criticare has no plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 16 of 19



          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of controls of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.


Item 5.        Interest in Securities of the Issuer.

(a) Criticare currently owns, and Mr. Houm, Mr. Soika, Mr. Datsopoulos, Mr. Siekierski, Mr. Okland, Mr. Diaz, Mr. Larsen and Ms. Najera beneficially own 974,956 shares of Common Stock which represents 20.0% of the Common Stock.

Mr. Von der Ruhr owns 178,801 shares of Common Stock and together with his beneficial ownership of 974,956 shares of Common Stock represents 23.6% of the Common Stock.

Mr. Lai owns 92,311 shares of Common Stock and together with his beneficial ownership of 974,956 shares of Common Stock represents 21.9% of the Common Stock.

Nothing contained herein shall be deemed to be an admission that the Reporting Persons constitute a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934.
                                   16

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 17 of 19



(b)

                             Voting Power                     Dispositive Power
Person                    Sole           Shared             Sole           Shared
------                    ----           ------             ----           ------
Criticare               974,956          974,956          974,956          974,956
Mr. Von der Ruhr        178,801        1,153,757          178,801        1,153,757
Mr. Lai                  92,311        1,067,267           92,311        1,067,267
Mr. Houm                      0          974,956                0          974,956
Mr. Soika                     0          974,956                0          974,956
Mr. Datsopolous               0          974,956                0          974,956
Mr. Siekierski                0          974,956                0          974,956
Mr. Okland                    0          974,956                0          974,956
Mr. Diaz                      0          974,956                0          974,956
Mr. Larsen                    0          974,956                0          974,956
Ms. Najera                    0          974,956                0          974,956


(c) Other than as described in Item 3, no transactions in Common Stock have been effected during the past sixty days by any of the parties named in subsection (a) above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     A. Investment Agreement by and between the Issuer and Criticare dated December 19, 1988 (the "Investment Agreement"). Pursuant to an agreement between Criticare and the Issuer for the development, manufacturing and marketing of a device to remove immune complex from human blood (the "Device"), Criticare agreed to purchase Common Stock of the Issuer. Pursuant to the Investment Agreement Criticare purchased 62,500 shares of the Issuer's Common Stock at a purchase price of $6.00 per share. Criticare was also able to purchase an additional 20,834 shares of the Issuer's Common Stock upon the completion of certain goals in connection with the development of the Device for $6.00 per share. The Investment Agreement also granted an option to purchase 83,334 shares of the Issuer's Common Stock to Criticare at an exercise price of $6.00 per share. To the extent that shares were not purchased under the option, the total number of shares would be reduced by 16,666 shares on each anniversary. The option terminated with respect to any shares not purchased on the December 19, 1993. The option to purchase shares was not exercised with respect to any shares.

     B. Stock Purchase and Sale Agreement by and among Criticare through its wholly owned subsidiary Criticare Biomedical, Inc. (collectively "Criticare"), and Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. ("Sellers") dated August 1, 1995 and

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 18 of 19


subsequently amended October 16, 1995 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement Criticare purchased 1,000,000 shares of the Issuer's Series A preferred stock and 1,200,000 shares of the Issuers Series B preferred stock for 333,154 shares of Criticare Common Stock and two promissory notes, $1,205,555 payable to Marquette Venture Partners II, L.P. and $34,445 payable to MVP II Affiliates Fund, L.P.

     C. Criticare orally agreed to issue certain shares of the Issuer's Common Stock to five individuals as settlement from an unsuccessful private placement initiated with respect to the Issuer. Criticare agreed to issue and has issued 11,033 shares of the Issuers Common Stock to Mr. James Boyce, Jr.; 9,291 of the Issuers Common Stock to Mr. Jon Cyganiak, Sr.; and 6,452 of the Issuers Common Stock to Mr. W. J. Kalmer. Criticare agreed to issue 11,033 of the Issuers Common Stock to Dr. Dale Geiss and 7,549 of the Issuers Common Stock to Dr. Alan Dayle and will issue such shares upon the removal of certain restrictions on Criticare's shares of
the Issuer's Common Stock.   All shares reflected herein are adjusted for
stock splits.

     D. Severance Agreement by and between Gerhard Von der Ruhr and Criticare dated November 16, 1998 (the "Von der Ruhr Agreement"). Pursuant to the Von der Ruhr Agreement, Criticare agreed to issue, and has issued 86,207 shares of the Issuer's Common Stock to Mr. Von der Ruhr.

     E. Letter Agreement by and between Westport Resources Investment Services, Inc., the Issuer and Criticare dated January 7, 1999 (the "Lock-up Agreement"). Pursuant to the Lock-up Agreement Criticare agreed not to sell any shares of the Issuer's Common Stock for a period of one year and additionally agreed not to dispose of any shares of the Issuers Common Stock until the share price, adjusted for any splits, trades at or above 200% of the offering price for a twenty (20) consecutive day period. All conditions of the Lock-up Agreement have been satisfied.


Item 7.        Material to be Filed as Exhibits.

     Exhibit 1: Investment Agreement by and between the Issuer and Criticare dated December 19, 1988.

     Exhibit 2: Stock Purchase and Sale Agreement by and among Criticare, Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. dated August 1, 1995.

     Exhibit 3: Amendment to Stock Purchase and Sale Agreement by and among Criticare, Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. dated October 16, 1995.

     Exhibit 4: Promissory Note made by Criticare Biomedical, Inc, a wholly owned subsidiary of Criticare payable to Marquette Venture Partners II, L.P. in the amount of $1,205,555 and dated December 21, 1995.

CUSIP No. 452519 10 1          SCHEDULE 13D                  page 19 of 19



     Exhibit 5: Promissory Note made by Criticare Biomedical, Inc, a wholly owned subsidiary of Criticare payable to MVP II Affiliates Fund, L.P. in the amount of $34,445 and dated December 21, 1995.

     Exhibit 6: Severance Agreement by and between Criticare and Gerhard Von der Ruhr dated November 16, 1998.

     Exhibit 7: Letter Agreement by and among Westport Resources Investment Services, Inc., the Issuer and Criticare dated January 7, 1999.


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated: June 22, 2001
                                    -------------------------------


                              Criticare Systems, Inc.



                              By:    /s/ EMIL SOIKA
                                  ---------------------------------
                              Name:   Emil Soika
                              Title: President and Chief Executive Officer

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

                                Exhibit 1

                          INVESTMENT AGREEMENT

          THIS AGREEMENT, dated December ______, 1988, is between IMMTECH INTERNATIONAL, INC., a Wisconsin corporation with its principal offices in Milwaukee, Wisconsin (the "Company") and CRITICARE SYSTEMS, INC.. a Delaware corporation with its principal offices in Waukesha, Wisconsin ("Criticare")

                                RECITALS

          A. Criticare and the Company have entered into an agreement (the "Development Agreement") with respect to the development, manufacturing and marketing of a device to remove immune complexes from human blood (the "IC Removal Device").

          B. Under the Development Agreement, Criticare has agreed to purchase common stock of Immtech and Immtech has agreed to sell its common stock to Criticare on the terms specified in this Agreement.

                               AGREEMENTS

          In consideration of the Recitals and the mutual agreements set forth below, the parties agree as follows:

          1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

               1.1 "AFFILIATE" of the Company or any person "affiliated" with the company means any Person (a) which directly or indirectly controls, or is controlled by, or is under common control with the Company; (b) which beneficially owns or holds 5% or more of the Voting Stock of the Company; (c) 5% or more of whose voting Stock is directly or indirectly owned or controlled by a shareholder, officer, director, partner or employee of the Company; (d) partnerships or joint ventures in which the Company or any of its shareholders, officers, directors or employees are general partners, limited partners or joint venturers; and (e) any shareholder, officer, director, partner or employee of the Company.

               1.2 "CLOSING" means November ____, 1988, commencing at 10 a.m. at Criticare's offices or such other time and place as Criticare and the Company may agree to in writing.

               1.3 "COMMON STOCK" means the Company's $.l0 par value common stock.

               1.4 "CONTROL" (including the terms "controlling," "controlled by" and "under" common control with") means the

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of Voting Stock, by contract or otherwise.

               1.5 "KNOWLEDGE OF THE COMPANY" means to the knowledge of an officer, director or management employee of the Company.

               1.6 "LAPSE DATE" means one year after receipt by Criticare of Food and Drug Administration ("FDA") market clearance for the IC Removal Device.

               1.7 "PERSON" means a corporation, association, partnership, individual, trust, unincorporated organization, government agency or political subdivision thereof.

               1.8 "PROJECT" means the development of the IC Removal Device by Criticare and the Company as defined in the Development Agreement.

               1.9 "PROJECT BUDGET" means the budget attached as EXHIBIT B to the Development Agreement.

               1.10 "PROJECT TIMETABLE" means the timetable attached as EXHIBIT A to the Development Agreement.

               1.11 "RESTRICTED PAYMENTS" means dividends or other distributions by the Company based upon the stock of the Company (except dividends payable solely in stock of the Company) and purchases, redemption's and other acquisitions, direct or indirect, by the Company of its stock.

               1.12 "SUBSIDIARY" means as of a particular date any corporation more than 50% of whose outstanding Voting Stock shall at the time be owned or controlled by the Company or by any Subsidiary of the Company.

               1.13 "VOTING STOCK" means securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to vote in the election of directors.

          2.   PURCHASE AND SALE OF SECURITIES.   Subject to the terms set
forth below, the Company will issue and sell to Criticare, and Criticare will buy from the Company, the securities described below.

               2.1 COMMON STOCK. At Closing, Criticare will purchase from the Company, and the Company will sell to Criticare, 62,500 shares of Common Stock at a purchase price of $6.00 per share or an aggregate purchase price of $375,000, which purchase price will be payable in cash at Closing. Criticare will purchase, and the Company will sell, an additional 20,834 shares of Common Stock for $6.00 per share or

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


     an aggregate of $125,004 within 30 days after the Company certifies to Criticare that (a) a working animal model Immune Complex Removal Device is successfully completed and tested, (b) in the reasonable opinion of the Company, development of an IC Removal Device can be completed substantially in accordance with the Project Budget and the Project Timetable. The purchase price for the additional Common Stock will be paid in cash and the certificate representing such stock will be issued at Criticare's offices within 30 days after Criticare's receipt of the Company's certificate referred to above.

               2.2 OPTION TO PURCHASE COMMON STOCK. The Company grants to Criticare options ("the "Options") to purchase an aggregate of 83,334 shares of authorized but unissued Common Stock at a purchase price of $6.00 per share. The Options are exercisable at any time (subject to the termination dates set out herein) and from time to time commencing on the date of Closing. To the extent not previously exercised, the number of shares of Common Stock that may be purchased on exercise of the Options shall be reduced by 16,666 shares on each of the first through the fourth anniversaries of Closing and the balance of any unexercised Options shall terminate on the fifth anniversary of the date of Closing. The Options may be exercised by written notice to the Company at any time prior to the termination of the Options as noted above. The notice shall state the number of shares of Common Stock with respect to which the Options are being exercised and shall be accompanied by cash or a check payable to the order of the Company in the full amount of the exercise price of the shares with respect to which the Options are being exercised. Criticare shall be deemed to have become the record owner of the shares of Common Stock issuable on exercise of the Options on the mailing of the exercise notice, together with the exercise price.

               2.3 PROTECTION AGAINST DILUTION. If, prior to the exercise in full of the Options there shall occur any:

                    (a) recapitalization, reclassification, split up, consolidation or exchange of Common Stock; or

                    (b)  dividend paid in Common Stock;

                    (c) sale of shares of Common Stock or shares of obligations which may be converted into or replaced by shares of Common Stock at a price of less than $6.00 per share of Common Stock;

     then, in any such event, the number of shares of Common Stock to be issued on exercise of the Options and the exercise price shall be appropriately adjusted to provide Criticare with the same economic benefit, substantive rights and proportionate interest in the Company as it had or had the right to acquire prior to the occurrence of any such event.

          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. To induce Criticare to purchase the securities described in section 2 of this Agreement, the Company represents and warrants to Criticare:

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


               3.1  ORGANIZATION, SUBSIDIARIES.  The Company is a
     corporation legally organized, validly existing and in good standing under the laws of the State of Wisconsin and has all necessary corporate power and authority to carry on its business as now
     conducted and to own or lease and operate its properties.   The
     Company has no Subsidiaries, although the Company is in the process of acquiring all of the capital stock of the ByRand Corporation, an Illinois corporation ("ByRand").

               3.2 CAPITALIZATION. The total number of shares of capital stock which the Company is authorized to issue is 1.5 million shares of $.l0 par value common stock of one class only. Of such shares, 564,165 shares are issued and outstanding. The issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and nonassessable. The Company holds no shares of its Common Stock in its treasury. An additional 397,500 shares of Common Stock are reserved for issuance on exercise of outstanding options or agreements held by certain employees or consultants of the
     Company.   In addition, 50,000 shares of Common Stock are reserved as consideration for the ByRand acquisition and 26,000 shares of Common Stock reserved as compensation to the Company's consultants and members of its advisory board. Except for such shares, there are no outstanding options, warrants or other rights in existence, other than those granted by this Agreement, to acquire from the Company any of its shares of capital stock.

               3.3 AUTHORIZATION AND BINDING EFFECT. The execution and delivery of this agreement, the Development Agreement and the Registration Agreement and the performance by the Company of its obligations hereunder and thereunder, are within the Company's corporate power, have been duly authorized by proper corporate action on the part of the Company, are not in violation of or do not cause a default under any existing law, rule or regulation of any governmental agency or authority, any order or decision of any court, the Articles of Incorporation or By-Laws of the Company or the terms of any agreement, restriction or undertaking to which the Company is a party or by which it is bound, and do not require the approval or consent of the shareholders of the Company, any governmental body, agency or authority or any other person or entity. This Agreement, the Development Agreement and the Registration Agreement, when executed and delivered, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with their
     terms.   When issued and paid for pursuant to this Agreement, the
     Common Stock will have been duly and validly authorized and issued and will be fully paid and, except as specified in section 180.40(6), Wisconsin Statutes, nonassessable.

               3.4 LITIGATION. There are no judicial or administrative actions, suits, proceedings or investigations pending or threatened against the Company which might adversely affect the business, condition, properties, assets or operations of the Company, or which question the validity of this Agreement, the Development Agreement or the Registration Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of such agreements, and no circumstances or facts exist which would

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


     constitute a basis for any such action, suit, proceeding or investigation.

               3.5 MATERIAL CONTRACTS. Schedule 3.5 contains a complete list as of the date hereof of all material agreements, contracts and commitments, written or oral, to which the Company is a party or by which it or any of its property is bound other than those contained herein or contemplated hereby. Such agreements, contracts and commitments are legally valid and binding and in full force and effect and, except as disclosed in Schedule 3.5, all parties to such agreements, contracts and commitments have performed all obligations required to be performed by them to date, are not in default thereunder, do not have a right of rescission thereunder, and no act or omission has occurred which, with the giving of notice or the passage of time, would constitute a default or create a right of rescission thereunder.

               3.6  TAXES.   The Company has filed all federal, state and
     local income and other tax returns, reports and declarations which are required to be filed and has paid all taxes which have become due pursuant thereto and all other taxes, assessments and other governmental charges imposed by law upon it or any of its assets or operations, other than those not delinquent. No liabilities, interest or penalties have been assessed which remain unpaid or unsettled and no adjustments or disallowances increasing tax liabilities have been raised on examination or proposed and no state of facts exists or has existed which would constitute the basis for the assessment of any additional tax liability. The Company has not granted any waiver of any statute of limitation with respect to, or any extension of a period for the assessment of, any federal, state or local tax.

               3.7 EMPLOYEE BENEFIT PLANS. The Company does not have an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

               3.8 COMPLIANCE WITH LAWS; GOVERNMENTAL AUTHORIZATIONS. To the knowledge of the Company, it is not (a) in violation of or default, or subject to enforcement or threat of enforcement, under any statute, law, ordinance, rule, regulation, judgment, order, decree, permit, concession, grant, franchise, license or other governmental authorization or approval applicable to it or to any of its properties or operations; (b) the Company has complied with any and all material federal, state or local laws; and (c) all governmental authorizations and approvals necessary for the conduct of the business of the Company have been obtained and are in full force and effect (excepting governmental/regulatory approvals for the production and sale of the Company's products presently under development, which have not been obtained to date).

               3.9 INSURANCE. The Company maintains and will maintain insurance on its properties, business and personnel with responsible companies in such amounts and against such risks as prudent management would deem advisable under similar circumstances and at normal competitive premium rates. All insurance policies maintained by the Company are in full force and effect, all premiums due thereon have

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     been paid and the Company has complied with the provisions of such policies.

               3.10 INTANGIBLE PROPERTIES. The Company possesses the rights to use all patents, trade names, trademarks, copyrights, inventions, processes, designs, formulas, trade secrets, know-how and other intellectual property and proprietary rights used in or necessary for the conduct of its business, with no known conflict with
     or infringement of the asserted rights of others.   To the knowledge
     of the Company, there are no infringements by any third party upon any patent, trade name, trademark or copyright owned by the Company and the Company has not taken or omitted to take any action which would have the effect of waiving any of its rights thereunder. Except as described on Schedule 3.10, there have been no licenses granted to the Company by others or to others by the Company.

               3.11 BROKERS, FINDERS. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any Person acting on behalf of the Company in such manner as to give rise to any valid claim against the Company or Criticare for any brokerage or finder's fee.

               3.12 CERTAIN TRANSACTIONS WITH AFFILIATES. Except as disclosed on Schedule 3.12, no Affiliate of the Company is presently a party to any transaction with the Company (other than for services as employees, officers or directors), including, without limitation, any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Affiliate or any member of a family of any Affiliate. Except. as disclosed on Schedule 3.12, no Affiliate of the Company owns or controls, directly or indirectly, in whole or in part, any property, asset or right, tangible or intangible, which is associated with any property or right owned by the Company or which the Company is presently using or the use of which is necessary for its business.

               3.13 RESTRICTIONS ON PERSONNEL. To the Company's knowledge after due inquiry, except as set out in Schedule 3.13 no employee, officer, director, shareholder or agent of the Company has entered into any agreement which is now in effect with any Person, other than the Company, requiring such employee, officer, director, shareholder or agent to assign any interest in any work of authorship, invention or improvement or other confidential information, or to refrain from using or disclosing any trade secrets or confidential information or containing any prohibition or restriction on competition or solicitation of customers which would conflict with or limit the performance for the Company by such employee, officer, director or shareholder of the services for which they were hired.
     Schedule 3.13 lists all such agreements described in this section 3.13 and all such agreements between the Company and any of its employees, directors, shareholders or agents in effect as of the date hereof.

               3.14 RESTRICTED PAYMENTS. The Company has not, since March 31, 1988, made any Restricted Payments.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


               3.15 BALANCE SHEET. The balance sheet of the Company as at October 31, 1988, to be furnished to Criticare is correct and complete and truly presents the financial condition of the Company as of that date. Except as disclosed on Schedule 3.15, there has been no material change in the assets and liabilities reflected on the balance sheet since October 31, 1988.

               3.16 DISCLOSURE. Neither this Agreement nor any exhibit or schedule attached hereto, nor any statement contained in the Confidential Private Offering Memorandum dated April 28, 1988 (the "Memorandum") prepared by the Company nor any other document delivered to Criticare pursuant to this Agreement or otherwise in connection with Criticare's purchase of Common Stock, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein and therein not misleading.

          4. REPRESENTATIONS AND WARRANTIES OF CRITICARE. To induce the Company to sell the securities described in Section 2 of this Agreement, Criticare represents and warrants to the Company:

               4.1 ORGANIZATION. Criticare is a corporation legally organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized and qualified to do business in the state of Wisconsin and has all necessary corporate power and authority to carry on its business as now conducted and to own or lease and operate its properties.

               4.2 AUTHORIZATION AND BINDING EFFECT. The execution and delivery of this Agreement, the Development Agreement and the Registration Agreement and the performance by Criticare of its obligations hereunder and thereunder, are within Criticare's corporate power, have been duly authorized by proper corporate action on the part of Criticare, are not in violation of or do not cause a default under any existing law, rule or regulation of any governmental agency or authority, any order or decision of any court, the Articles of
     Incorporation or By-Laws of Criticare   or the terms of any agreement,
     restriction or undertaking to which Criticare is a party or by which it is bound, and do not require the approval or consent of the shareholders of Criticare, any governmental body, agency or authority or any other person or entity. This Agreement, the Development Agreement and the Registration Agreement, when executed and delivered, will constitute the valid and binding obligation of Criticare enforceable against Criticare in accordance with their terms.

               4.3 LITIGATION. Except as disclosed on Schedule 4.3, there are no judicial or administrative actions, suits, proceedings or investigations pending or threatened against Criticare which might materially and adversely affect the business, condition, properties, assets or operations of Criticare, or which question the validity of this Agreement, the Development Agreement or the Registration Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of such

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     agreements, and no circumstances or facts exist which would constitute a basis for any such action, suit, proceeding or investigation.

               4.4 BROKERS, FINDERS. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any Person acting on behalf of Criticare in such manner as to give rise to any valid claim against Criticare or the Company for any brokerage or finder's fee.

          5. CONDITIONS PRECEDENT TO PURCHASE OF SECURITIES. The obligations of Criticare to purchase any of the securities described in section 2 of this Agreement are, at the option of Criticare, subject to the satisfaction of the following conditions:

               5.1  CLOSING CERTIFICATES.   Criticare shall have received
     copies, certified by the President or Secretary of the Company to be true and correct and in full force and effect on the date of Closing, of: (a) the Company's Articles of Incorporation and By-Laws and all amendments thereto; and (b) resolutions of the Board of Directors of the Company authorizing the issuance, execution and delivery of this Agreement, the Development Agreement, the Registration Agreement and any other documents to be executed by or on behalf of the Company pursuant to this Agreement.

               5.2  BRINGDOWN CERTIFICATE.   All representations made in
     this Agreement will be true and correct in all material respects on the date of Closing as though made on that date and the Company will have performed all the covenants and agreements required to be performed by it under this Agreement prior to the date of Closing. The Company shall deliver to Criticare at Closing a certificate, signed by the Vice-President of the Company, to the foregoing effect.

               5.3 REGISTRATION AGREEMENT. The Company and Criticare will have entered into a registration agreement, in form and substance as set forth in EXHIBIT A attached to this Agreement (the "Registration Agreement"), and the Registration Agreement will be in full force and effect as of Closing.

                5.4 SHAREHOLDERS AGREEMENT. The Company, Criticare and the trustees of the Voting Trust described at item 14 of Schedule 3.5 will have entered into a shareholders agreement, in form and substance substantially similar to EXHIBIT B attached to this Agreement (the "Shareholders Agreement"), and the Shareholders Agreement will not have been amended or modified and will be in full force and effect as of Closing.

          6. AFFIRMATIVE COVENANTS. The Company covenants that it will, until the Lapse Date:

               6.1 ANNUAL FINANCIAL STATEMENTS. Furnish to Criticare, within 90 days after the last day of each fiscal year of the Company, balance sheets of the Company and its Subsidiaries, as of the close of such fiscal year, and related statements of income and changes in financial position for such fiscal year, setting forth in each case, in

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     comparative form, corresponding figures from the preceding year's annual financial statements, all in reasonable detail and scope, prepared in accordance with generally accepted principles of accounting applied on a consistent basis.

               6.2  PERIODIC FINANCIAL STATEMENTS.   Furnish to Criticare,
     within 15 days after the end of each calendar month of each fiscal year of the Company, a balance sheet of the Company, as of the end of each such period, and related statements of income for such period and from the beginning of the subject fiscal year to the end of such period, prepared in the manner set forth in section 5.1 hereof; provided, however, that until commercial introduction of the IC Removal Device, the Company shall only be required to furnish such statements quarterly.

               6.3 OTHER INFORMATION. Furnish to Criticare, as soon as available, copies of all reports submitted to the shareholders of the Company in their capacity as such. The Company shall also furnish to Criticare, prior to development of a working animal model of the IC Removal Device within ten days after the end of each month, a Project progress report which shall include:

                    (a)  the status of the IC Removal Device development;

                    (b)  material variances, if any, from the Project
          Timetable;

                    (c) material variances, if any, of actual expenses from the Project Budget; and

                    (d) such other information concerning the Project that is reasonably requested by Criticare from time to time.


               6.4 BOOKS AND RECORDS. Keep proper, complete and accurate books of record and account and permit Criticare or any representatives of Criticare to visit and inspect any of the properties and examine any of the books and records of the Company at any reasonable time and as often as may reasonably be desired.

               6.5 INSURANCE. Maintain insurance coverage on all insurable property, real and personal, all in such forms, amounts and with such financially sound and responsible companies as would be carried by prudent management in connection with similar properties and businesses.

               6.6  CONDITION OF PROPERTY.   Keep its properties (whether
     owned or leased) in good condition, repair and working order and from time to time make all necessary repairs, replacements, renewals and additions thereto so that at all times the efficiency thereof shall be maintained.

               6.7 PAYMENT OF TAXES. Duly pay and discharge all lawful taxes, assessments

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     and governmental charges upon it or against its properties prior to the date on which penalties attach thereto, unless and to the extent only that the same shall be contested in good faith and by appropriate proceedings by the Company.

               6.8 COMPLIANCE WITH LAW. Do all things necessary to maintain its corporate existence, to preserve and keep in full force and effect its rights and franchises necessary to continue its business and to comply with all applicable laws, regulations and ordinances.

               6.9 NOTICES. Upon the Company's obtaining notice or knowledge of any of the following, promptly notify Criticare in writing of the details of the same and what action the Company proposes to take with respect thereto:

                    (a) any default by the Company in the fulfillment of any term, covenant or condition of this Agreement or any material loan agreement, commitment or contract to which the Company is bound or is a party, or the existence or occurrence of any condition, event, act or omission which, with the giving of notice or the passage of time, would constitute a default hereunder or thereunder (except to the extent included in Schedule 3.5);

                    (b)  any material litigation, administrative
          proceeding, fine, penalty or other materially important dispute to which the Company or any Subsidiary is a party or by which it is or may be affected; or

                    (c) any material change or modification in existing material contracts, agreements or commitments to which the Company is a party or is bound.

               6.10 PRODUCT DEVELOPMENT. Use its best efforts to develop the IC Removal Device in accordance with the Project Timetable and Project Budget. The Company will use the proceeds of the sale of Common Stock to Criticare for development of the IC Removal Device and for the satisfaction of its obligations under this Agreement substantially in accordance with the Project Budget and not for any other purposes.

               6.11 PROTECTION OF INTELLECTUAL PROPERTY. Do all things necessary to perfect and protect its intellectual property rights in the IC Molecule and other intellectual property utilized in the Project, including the Company's rights under its Research Agreement with Northwestern; provided that the Company's past-due payments under such Research Agreement do not constitute a violation hereof.

          7. NEGATIVE COVENANTS. The Company covenants that, without the prior written consent of Criticare, it will not, prior to the Lapse Date:

               7.1  RESTRICTED PAYMENTS.  Make any Restricted Payments.

               7.2 LIMITATIONS ON ACQUISITIONS ADVANCES LOANS AND INVESTMENTS. Acquire any other business

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     (excepting the capital stock of the ByRand Corporation discussed at item 12 of Section 3.5) or make any loans, advances or extension or credit or any investments in, any Person, entity or Affiliate except:

                    (a) the purchase of United States government obligations;

                    (b) extensions of credit to customers in the usual course of business of the Company;

                    (c) the purchase of bank certificates of deposit and prime-rated commercial paper having a maturity not exceeding one year;

                    (d) deposits in demand and savings accounts at banks or savings and loans; and

                    (e) loans and advances to employees and agents in the ordinary course of business for travel and entertainment expenses and similar items.

               7.3 COMPENSATION. Pay or become obligated to pay to officers of the Company during any fiscal year of the Company any salary, bonus, commission or other forms of compensation except as specifically authorized by the Company's Board of Directors and in no event in an amount greater than in the aggregate $100,000 for all officers.

               7.4 MODIFICATIONS. Make any material changes or modifications to its Articles of Incorporation or By-Laws or materially compromise the Company's rights under any contracts, agreements or commitments to which the Company is a party or is bound.

               7.5 DEALINGS WITH AFFILIATES. Unless approved by a majority of the Company's disinterested directors, enter into any transaction, including, without limitation, any loan or extension of credit or royalty agreements with any Affiliate except in the ordinary course of business and on terms not less favorable to the Company than it would obtain in a transaction between unrelated parties.

          8.   PREEMPTIVE RIGHTS.

               8.1 PREEMPTIVE RIGHT. If the Company proposes to sell New Securities consisting of Common Stock or securities which may be converted into or exchanged for Common Stock, Criticare will have a preemptive right to purchase that portion of the New Securities which the Company proposes to sell equal to the total number of New Securities sought to be sold times a fraction, the numerator of which is the number of

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


     shares of Common Stock owned by Criticare plus the shares Criticare has the right to acquire on exercise of the Options and the denominator of which is the number of shares of Common Stock outstanding plus the number of shares Criticare has the right to acquire on exercise of the Options.

               8.2 DEFINITION OF NEW SECURITIES. "New Securities" shall mean any capital stock of the Company not currently issued and rights, options or warrants to purchase capital stock and securities of any type whatsoever that are or may become convertible into or exchangeable for capital stock; provided that the term "New
     Securities" does not include:

                    (a) securities purchased under this Agreement or on exercise of the Options;

                    (b) Common Stock issued as a stock dividend to holders of Common Stock or on any subdivision or combination of shares of Common Stock;

                    (c) up to an aggregate of 423,500 shares of Common Stock or Options exercisable therefor issued or issuable to officers, employees, consultants or advisory board members of the Company pursuant to currently outstanding options or agreements;

                    (d) up to 50,000 shares of Common Stock to be issued to Byron Anderson in connection with the acquisition of the ByRand Corporation; and

                    (e) up to 216,666 shares of Common Stock to be issued in the private offering contemplated by the Memorandum

               8.3 NOTICE OF ISSUANCE. If the Company proposes to sell New Securities, it will notify Criticare of its intention, describing the type of New Securities and the price and terms on which the Company proposes to sell them. Criticare shall have 15 days from the date of receipt of any notice to agree to purchase its pro rata share of such New Securities on the terms specified in the notice by giving written notice to the Company and stating in the notice the quantity of New Securities it wishes to purchase.

               8.4  SALE BY THE COMPANY   If Criticare does not exercise in
     full its preemptive right within such 15 day period, the Company will have 180 days thereafter to sell the New Securities with respect to which Criticare's option was not exercised at a price and on terms no more favorable to the purchasers than specified in the Company's
     notice.   To the extent the Company does not sell all the New
     Securities offered within the 180 day period, such New Securities shall again be subject to Criticare's preemptive rights under this section.

               8.5 INAPPLICABILITY ON PUBLIC OFFERINGS AT $6.00 OR MORE PER SHARE. Notwithstanding the foregoing, Criticare shall have no preemptive right to purchase

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

     New Securities issued in a public offering at a purchase price greater than $6.00 per share pursuant to a firm commitment underwriting.

          9.   CRITICARE'S PUT.

               9.1  TRIGGERING EVENT.  If:

                    (a) development of the IC Removal Device is not completed by July 1, 1989; or

                    (b) any material representation or warranty made by the Company in this Agreement or in any writing furnished in connection with this Agreement is false in any material respect on the date as of which made or as of which the same is effective; or

                    (c) the Company defaults in the performance or observance of any term, covenant or agreement contained in this Agreement or fails to make a demand registration under the Registration Agreement executed by the parties on the date of execution of this Agreement, then Criticare will have the right to require that the Company repurchase all shares of Common Stock purchased by Criticare pursuant to this Agreement on the terms set forth in this section.

               9.2  PRICE.    The shares the Company is required to
     repurchase under section 9.1 shall be repurchased at the fair market value of such shares measured as of the date of Criticare's put notice to the Company, as such fair market value may be agreed on by the Company and Criticare. The fair market value of the Common Stock shall not be less than $6.00 per share as equitably adjusted for stock splits, recapitalization and similar events. If the Common Stock is publicly traded, fair market value shall be the mean of the closing bid and ask prices on the over-the-counter market as reported by NASDAQ for the 20 trading days immediately preceding the date of valuation or, if then traded on a national securities exchange, the average of the high and low prices on the principal exchange on which traded for such 20 days. The fair market value shall not be reduced to reflect any minority ownership position of Criticare. If an agreement as to value is not reached within 30 days after Criticare'
     S put notice, the fair market value of the shares shall be determined by appraisal. The appraisal will be conducted by two appraisers, one selected by the Company and one selected by Criticare. Each appraiser shall be selected within 15 days after the termination of the 30 day period referred to above and if either the Company or Criticare fails to appoint an appraiser within that time period, the appraiser chosen by the other party will determine the value of the shares to be
     repurchased.   The fair market value of the shares shall be the value
     determined by those appraisers within 60 days following the appointment of the last appraiser to be appointed. If the two appraisers cannot agree on the fair market value of the shares within such period of time:

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

                    (a) if the appraisers' valuations are within 15% of each other, fair market value shall be the mean of the two valuations; and

                    (b) if the differences in the valuations of the first two appraisers are greater than 15%, the two appraisers shall select a third appraiser who will independently determine fair market value of the shares, and the fair market value of the shares shall in that case be the average of the two fair market values determined by the appraisers which are closest in amount. If the two initial appraisers cannot agree on a third appraiser within 30 days after their initial determination of fair market value, the third appraiser shall be appointed by the American Arbitration Association. Criticare and the Company shall each bear the cost of the appraiser chosen by it and the expenses of the third appraiser, if needed, will be borne one half by each of Criticare the Company.

               9.3 CLOSING. The Closing of the repurchase of the shares pursuant to this section shall take place within 15 days after the determination of the repurchase price at the offices of the Company. If, at the time the repurchase obligation arises, the Company's net worth as determined in accordance with generally accepted accounting principles, is greater than $1 million, the repurchase price shall be
     paid in cash.   If, at the time the repurchase obligation arises, the
     Company's net worth is less than $1 million, the Company may elect to purchase the shares on an installment basis, in which case the purchase price shall be evidenced by a promissory note delivered at the Closing which shall be payable in five equal annual installments on the first through the fifth anniversaries of Closing and which shall bear interest in the initial year at the prime rate of interest reported in the WALL STREET JOURNAL on the first business day preceding the Closing, which interest shall increase by 1% per annum
     on each anniversary of Closing.   The promissory note shall be secured
     by a pledge of all the shares of Common Stock which are repurchased, which shares shall be held as collateral security by Criticare until the Company's obligations under the promissory note are satisfied in full.

          10. INVESTMENT INTENT. The Stock and the Options are being acquired by Criticare for its own account, for investment purposes only, and not with a view to or for sale in connection with any distribution thereof or with any present intention of selling or distributing all or any part of the Stock or the Option. Criticare covenants and agrees that it will not at any time offer or sell all or any part of the Stock or the Options unless: (a) a registration statement under the Securities Act of 1933, as amended (the "Act") is in effect with respect thereto; or (b) an opinion of counsel for Criticare, in form and substance reasonably satisfactory to the Company and its counsel, has been delivered to the effect that such offer or sale is pursuant to an exemption available under the Act or registration thereunder is not required in connection with such offer or sale; or (c) the Securities and Exchange Commission or a member of the staff thereof has indicated in writing that "no action" would be taken if the proposed offer or sale were to be made without the filing of a registration statement. At the Closing and upon the closing of all subsequent acquisitions of Immtech stock, Criticare shall submit to the Company an investment letter affirming the substance of this paragraph.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1

          11.  MISCELLANEOUS.

               11.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES The representations and warranties of the parties contained in this Agreement shall survive Closing and delivery of the Common Stock.

               11.2 NOTICES.   All notices provided for herein shall be
     delivered personally or by registered or certified mail, return receipt requested, and shall be addressed as follows:

     if to Criticare to:

                         Criticare Systems, Inc.
                         20900 Swenson Drive
                         Waukesha, WI  53186
                         Attn:     James S. Kennedy

     with a copy to:

                         Reinhart, Boerner, Van Deuren,
                         Norris & Rieselbach, S.C.
                         111 East Wisconsin Avenue
                         Suite 1800
                         Milwaukee, WI  53202
                         Attn:     Robert F. Henkle, Jr., Esq.

     and if to the Company:

                         Immtech International, Inc.
                         788 North Jefferson Street
                         Suite 900
                         Milwaukee, WI  53202
                         Attn:     Gerald S. Walsh, Esq.

     with a copy to:

                         Miller, Walsh & Maier S.C.
                         788 North Jefferson Street
                         Suite 900
                         Milwaukee, WI  53202
                         Attn:     David C. Keating, Esg.

or to such other address with respect to any party as such party shall notify the other parties in writing; all notices which may be given hereunder and which are addressed as provided above, if delivered personally, shall be effective upon delivery, and if delivered by mail, shall be effective when deposited in the United States mail.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


               11.3 CITATIONS.   The descriptive headings of the various
     sections in this Agreement are for convenience only and do not limit or construe the meaning of any section.

               11.4 PARTIES BOUND,  WAIVER.   The provisions of this
     Agreement shall inure to the benefit of and be binding upon any successor of any of the parties hereto and shall extend and be available to any assignee of Criticare; provided (however, that this Agreement and the Company's rights under this Agreement are not assignable by the Company.

               11.5 GOVERNING LAW. This Agreement is being delivered and is intended to be performed in the State of Wisconsin and shall be construed and enforced in accordance with the laws of that state. This Agreement is the result of arm's length negotiations and, in the construction of any provision contained in this Agreement, no party shall be deemed the draftsman hereof.

               11.6 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties pertaining to the subject matter hereof and supersedes all prior or contemporaneous agreements and understandings of the parties in connection therewith.

               11.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

          IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the day, month and year first above written.

                         IMMTECH INTERNATIONAL, INC.


                         By  /s/ Byron E. Anderson
                           --------------------------------
                           Byron E. Anderson, Vice President


                         CRITICARE SYSTEMS, INC.


                         By    /s/ John N. Zink
                           --------------------------------
                           John N. Zink, Executive Vice President

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1



                              SCHEDULE 3.5
                              ------------
                           MATERIAL CONTRACTS
                           ------------------


1. Research Agreement with Northwestern University (re: Glucosylated Hemoglobin or GH) dated June 21, 1985, as modified amended on June 3, 1986, August 15, 1986, December 8, 1986, May 26, 1987, October 27,
     1987 and August 25, 1988. Certain payments from the Company due to Northwestern under this Agreement are presently past due.

2. Research Agreement with Northwestern University (re: IC Removal Device) dated January 5, 1985, as modified/amended on June 3, 1986, August 15, 1986, December 8, 1986, May 26, 1987 and October 27, 1987.
     Certain payments from the Company due to Northwestern under this Agreement are presently past due.

3. License Agreement, dated April 7, 1988 by and between Immtech and Northwestern University with approval of Rush-Presbyterian-St. Lukes Medical Center.

4. Industrial Loft Lease between Immtech and Northwestern University under date of November 1, 1987. This lease expired on October 31, 1988 and the Company is presently occupying the premises as a month-to-month tenant.

5. Employment Agreement with Dr. Lawrence A. Potempa, Ph.D. dated December 29, 1987.

6.   Consulting Agreement with Dr. Peter Ivanovich dated August 1, 1988.

7.   Advisory Board Confidentiality Agreements with the following parties:

                   Dr. Charles Christian, M.D.
                   Dr. Frank Schmid, M.D.
                   Dr. Harvey Colsen, M.D.
                   Dr. David McCarty, M.D.

8. Commercial Representation Agreement with Torbjorn L. Moller and Proceptus AB, a Swedish corporation, dated August 25, 1988.

9. Confidentiality and Non-Disclosure Agreements with a variety of companies.

10.  Undocumented lease agreement with JHL,  Inc. for the leasing of one
     (1) Multiskan Plus Mark II (with printer)

11.  Undocumented lease agreement with U & G Leasing for the leasing of one
     (1) Model DUR-64-UV-Visible Scanning Spectrophotometer and FX-85 Printer/Plotter, one (1) Quant II, one (1) Airfuge Ultracentrifuge and one (1) A-110 Rotor.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


12. Agreed to but as yet unexecuted agreement for the acquisition of the capital stock of the ByRand Corporation.

13. Agreed to but as yet unexecuted agreement for consultation by Dr. Byron E. Anderson, Ph.D.

14.  Voting Trust Agreement dated February 7, 1985.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1


                              SCHEDULE 3.10
                              -------------
                                LICENSES
                                ---------


1. Licenses available to the Company under GH Research Agreement identified on Schedule 3.5 (item 1).

2. Licenses available to the Company under IC Removal Device Research Agreement identified in Schedule 3.5 (item 2).

3. License Agreement dated April 7, 1988 by and between Immtech and Northwestern University with approval of Rush-Presbyterian-St. Lukes Medical Center.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1



                              SCHEDULE 3.12
                              -------------
                         AFFILIATE TRANSACTIONS
                         ----------------------


1. Dr. Joseph Lai, a director and officer of the Company, is also a principal in JHL, Inc., which is leasing to the Company, under an undocumented lease, one (1) Multiskan Plus Mark II (with printer).

2. Mr. Gerhard Von der Ruhr, a director and officer of the Company, is also a principal in U & G Leasing which is leasing to the Company, under an undocumented lease, one (1) Model DUR-64-UV-Visible Scanning Spectrophotometer and FX-85 Printer/Plotter, one (1) Quant II, one (1) Airfuge Ultracentrifuge and one (1) A-110 Rotor.

3. Gerald S. Walsh, a director and officer of the Company, is a shareholder in the firm of Miller, Walsh & Maier S.C. which renders legal services to the Company.

4.   Dr. Byron Anderson, a director and officer of the Company, is:

     (a) a principal in the ByRand Corporation, a company whose capital stock the Company has an agreement in principal to acquire, which agreement will be executed shortly; and

     (b) a party to a consulting agreement which has been agreed to in principal.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 1



                              SCHEDULE 3.13
                              -------------
                         PERSONNEL RESTRICTIONS
                         ----------------------


1. Agreements executed by Dr. Joseph Lai, officer and director of the Company, Gerhard Von der Ruhr, officer and director of the Company, and Dr. Alan Kahn, director of the Company, in their respective capacities as officers and/or directors of Criticare Systems, Inc.

2. Agreements executed by Dr. Byron Anderson, officer and director of the Company (or by which he is otherwise bound), with Northwestern University and the ByRand Corporation.

3. Employment Agreement between the Company and Dr. Lawrence A. Potempa, Ph.D., research scientist.

4. Agreed to but as yet unexecuted agreement for consultation by Dr. Byron E. Anderson, Ph.D.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2



                                Exhibit 2

                    STOCK PURCHASE AND SALE AGREEMENT


     By this Stock Purchase and Sale Agreement ("Agreement"), CRITICARE
          SYSTEMS, INC., a Delaware corporation ("CSI"), through its wholly-owned subsidiary
          CRITICARE BIOMEDICAL, INC., a Wisconsin corporation ("Buyer"), and
          MARQUETTE VENTURE PARTNERS II, L.P. and MVP II AFFILIATES FUND,
     L.P.
          ("Stockholders") hereby represent, warrant, covenant and agree as follows

                                RECITALS
                                --------

          A. PRESENT STRUCTURE. Each Stockholder owns the number of shares of issued and outstanding Class A and Class B Preferred Stock set forth on Schedule A (collectively the "Stock") of Immtech International, Inc., a Delaware corporation ("Immtech"), and promissory notes payable by Immtech in the principal amounts set forth on Schedule A (the "Notes").
The Stock constitutes approximately 34.% of the issued and outstanding stock of Immtech on a fully diluted basis as of the date of this Agreement.

          B. SALE OF STOCK. Stockholders desire to sell the Stock and the Notes and Buyer desires to purchase the Stock and the Notes, all on the terms and conditions set forth herein.

                                ARTICLE 1

                             PURCHASE TERMS
                             --------------

          1.1  CONVEYANCE OF STOCK AND NOTES. At the Closing (as defined in
Article 4, section 4.1), Stockholders shall sell, transfer, assign and deliver the Stock and the Notes to Buyer, free and clear of any liens, security interests or other encumbrances and in connection therewith shall assign to Buyer all of their rights under the Ancillary Agreements (defined in Article 2, section 2.10 below).

          1.2 PURCHASE PRICE: PAYMENT. The total purchase price for the Stock and the Notes shall initially be 950,000 shares of the $0.04 par value Common Stock of CSI (the "Base Shares"). The number of Base Shares assumes a valuation of $2.00 per share or a NET purchase price of $1,900,000, however, the actual number of shares issuable at Closing (the "Closing Shares") shall be adjusted to reflect changes in the Market Price of the Base Shares as follows:

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          (a) If the Market Price is between $1.80 and $2.20, there will be no change in the number of shares and the number of Closing Shares shall equal 950,000;



          (b) Subject to the limit contained in section 1.2(e) below, if the Market Price is above $2.20 per share, the number of Closing Shares shall be determined pursuant to the following formula:

               950,000   .75 (950.000 x (Market Price -- $2.00))
                         ---------------------------------------
                                   Market Price

          For example, if the Market Price is $3.00, the number of Closing Shares would equal 712,500.

          (c) Subject to the limit contained in section 1.2(e) below, if the Market Price is less than $1.80 per share, the number of Closing Shares shall be determined pursuant to the following formula:

               950,000 + .75 (950.000 x ($2.00 - Market Price))
                         --------------------------------------
                                        Market Price

          For example, if the Market Price is $1.50, the number of Closing Shares would equal 1,187,500.

          (d) The term Market Price as used herein shall be the average of the last sale prices of CSI's Common Stock as reported on NASDAQ/NMS for the 15 business days preceding the closing date.

          (e) Notwithstanding anything contained herein to the contrary, Stockholders shall receive no fewer than 544,167 shares under section 1.2(b) and no more than 1,266,667 shares under section 1.2(c). Such shares shall be delivered at the Closing as provided in Article 4.

          1.3 ADJUSTMENTS. In the event of a reorganization, recapitalization, change of shares, stock-split, spin-off, stock dividend, reclassification, subdivision or consolidation of shares, or any other change in the corporate structure of shares of Common Stock of CSI, the

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


Closing Shares shall be adjusted as appropriate to provide the same economic benefit to Stockholders as initially contemplated by this Agreement.


                                ARTICLE 2

                     REPRESENTATIONS AND WARRANTIES
                     ------------------------------
                             OF STOCKHOLDERS
                             ---------------

          Except as otherwise specifically provided in this Article 2, as of the date of this Agreement, Stockholders, jointly and severally, represent and warrant to Buyer as follows:

          2.1 DUE AUTHORIZATION. Each Stockholder has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other proceedings on the part of either Stockholder are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by each Stockholder and constitutes a valid and binding agreement of each Stockholder, enforceable against each Stockholder in accordance with its terms, subject to the laws of general application affecting the rights and remedies of creditors and the availability of equitable remedies.

          2.2 CONSENTS AND APPROVALS; NO VIOLATION. There is no requirement applicable to either Stockholder to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation by either Stockholder of the sale of the Stock or the Notes pursuant to this Agreement. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with or result in a default under (including any right of termination or acceleration) any provisions (including provisions requiring any consent or approval) of any partnership agreement, charter, by-law, mortgage, note, indenture, lien, order, judgment, decree, or of any material lease, agreement or instrument to which either Stockholder is a party or by which either Stockholder is bound, and will not violate any other restriction of any kind or character to which either Stockholder is subject.

          2.3 TITLE TO STOCK. Each Stockholder has good and marketable title to the Stock and the Notes, free and clear of any and all pledges, liens, security interests, encumbrances or charges of any nature whatsoever.

          2.4 MATERIAL CONTRACTS; NO DEFAULTS. Except as set forth or reflected in Schedule 2.4 or in Immtech's Financial Statements, neither Immtech nor Stockholder is in material default under any agreement between them. There is not, under any of the agreements or other obligations between Stockholder and Immtech, any event of default or event which, with

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

notice or lapse of time or both, would constitute an event of default on the part of Stockholder or Immtech except such events of default and other events as to which requisite waivers or consents have been obtained or which would not, in the aggregate, have a material adverse effect on Immtech taken as a whole. Copies of all such waivers or consents are attached hereto as Schedule 2.4.

          2.5 PENDING LITIGATION; CONTINGENCIES To the knowledge of Stockholders and except as set forth on Schedule 2.5 to this Agreement, there are no actions, suits, proceedings or formal inquiries before any court, arbitration board, regulatory agency or governmental body pending against Immtech which could reasonably be expected to have a material adverse effect on its financial condition, business, operation or assets, taken as a whole and Immtech is not subject to any outstanding orders, writs, injunctions or decrees which in the aggregate materially and adversely affect the financial condition, business, operation or assets of Immtech taken as a whole.

          2.6 ACCREDITED INVESTOR. Stockholders are "accredited investors" (as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and have such knowledge and experience in financial and business matters that Stockholders are capable of evaluating the merits and risks of their purchase of the Closing Shares for which the Stock and Notes are to be exchanged and able to bear the substantial economic risks of an investment in the Closing Shares.

          2.7 INDEPENDENT EVALUATION OF CSI AND FULL DISCLOSURE. In deciding whether to acquire the Closing Shares, the Stockholders have relied upon consultations with the Stockholders' legal, financial and tax advisers with respect to this Agreement and the nature of their investment and have reviewed the information set forth in (a) CSI's Annual Reports on Form 10-K for the fiscal years ended June 30, 1994, June 30, 1993 and June 30, 1992, (b) CSI's Quarterly Reports on Form 10-Q for the fiscal quarters ending March 31, 1995, December 31, 1994 and September 30, 1994, (c) Proxy Statements relating to all meetings of CSI's shareholders (whether annual or special) during the last three fiscal years, (d) all other reports, statements and registration statements (including current reports on Form 8-K and quarterly reports on Form l0-Q) filed by CSI under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") since June 30, 1994 (collectively, the "CSI SEC Reports"), all of which has been delivered to Stockholders prior to the execution hereof, receipt of which is hereby acknowledged (the "CSI Disclosure Package"). Stockholders confirm that CSI has made available to the Stockholders the opportunity to ask questions of its officers and to acquire such additional information about the business and financial condition of CSI as the Stockholders have requested, which additional information, if so requested, has been satisfactorily received. The Stockholders have not relied upon any representations of CSI with respect to their investment, except as specifically set forth in this Agreement.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          2.8 PURCHASE FOR INVESTMENT ONLY. The Closing Shares are being acquired by each Stockholder solely for its own account, for investment, with no present intention of making a public distribution thereof within the meaning of the Securities Act, except as permitted under the Registration Rights Agreement (as hereinafter defined). The Closing Shares will not be sold or transferred by the Stockholder in violation of the Securities Act or any state or other jurisdiction's securities laws and the financial condition of the Stockholder is such that the investment in the Closing Shares can be made on a long-term basis. Stockholder is aware that the Closing Shares has not been registered under the Securities Act or any state or other jurisdiction's securities laws, that the Closing Shares purchased hereby must be held indefinitely unless subsequently registered or an exemption from such registration is secured and that, other than as set forth in the Registration Rights Agreement (as hereinafter defined) CSI is not under any obligation to register any of the Closing Shares under the Securities Act or any state or other jurisdiction's securities law.

          2.9 RESTRICTIONS ON TRANSFER. Each Stockholder agrees that CSI will permit transfers of the Closing Shares by Stockholder only when the Closing Shares has been registered under the Securities Act and any applicable state or other jurisdiction's securities laws or when the request for transfer is accompanied by an opinion of counsel reasonably acceptable to CSI to the effect that the sale or proposed transfer does not require registration under the Securities Act or any state or other jurisdiction's securities laws. Stockholder agrees that the following legend shall be placed on the certificate or certificates representing his or her Closing Shares and a stop transfer order may be placed with respect thereto:

     THE SHARES OF COMMON STOCK REPRESENTED BY THIS
     CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE
     SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND WERE ISSUED IN A TRANSACTION
     TO WHICH REGULATION D UNDER THE SECURITIES ACT
     APPLIES AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS (i) A REGISTRATION STATEMENT UNDER THE
     SECURITIES ACT AND SUCH APPLICABLE STATE SECURITIES
     LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD
     THERETO, (ii) MADE IN COMPLIANCE WITH ALL OF THE PROVISIONS OF RULE 144, OR (iii) IN THE OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY, REGISTRATION
     UNDER THE SECURITIES ACT AND SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH A PROPOSED SALE OR TRANSFER.

          2.10 ANCILLARY AGREEMENTS. Each of the Ancillary Agreements is legally valid and binding and in full force and effect with respect to the parties thereto and neither Stockholders nor, to the Stockholders' knowledge, any of the other parties to any of the Ancillary Agreements are in default thereof. Stockholders have no notice or knowledge of any claimed breach of any of the Ancillary Agreements or of the occurrence of any event which after the

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

passage of time or the giving of notice or both would constitute a default by Stockholders or any other party to any Ancillary Agreement. None of the material rights of Stockholders under the Ancillary Agreements will be impaired in any respect by the consummation of the transactions contemplated by this Agreement. The Ancillary Agreements are validly assignable and all of the rights of Stockholders thereunder will be enforceable by Buyer after the Closing without the consent or the agreement of any other party except for consents delivered by Stockholders at Closing. For purposes of this Agreement, "Ancillary Agreements" means all agreements entered into by Stockholders which give Stockholders rights as holders of securities of Immtech, including such agreements entered into pursuant to that certain Stock Purchase Agreement dated as of December 18, 1992 by and between Immtech and Marquette Ventures II, L.P., including, but not limited to, the Registration Agreement, the Executive Stock Agreement and the Stock Option Agreement.


                                ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF BUYER
                 ---------------------------------------

As of the date of this Agreement, Buyer and CSI, jointly and severally, represent and warrant to Stockholders as follows:

          3.1 ORGANIZATION. Buyer and CSI are corporations duly organized and in good standing under the laws of their jurisdictions of incorporation and have all requisite power and authority to own, lease and use their properties and assets and to conduct their businesses as now being conducted.

          3.2 DUE AUTHORIZATION. Buyer and CSI have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Buyer and CSI, respectively, and, except as set forth in section 4.3(c) hereof, no other corporate proceedings on the part of Buyer or CSI are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and CSI and constitutes a valid and binding agreement of Buyer and CSI, enforceable against Buyer and CSI in accordance with its terms, subject to the laws of general application affecting the rights and remedies of creditors and the availability of equitable remedies.

          3.3  CONSENTS AND APPROVALS: NO VIOLATION. Except as set forth in
Schedule 3.3 hereof, there is no requirement applicable to Buyer or CSI to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to lawful consummation by Buyer of the purchase of the Stock pursuant

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

to this Agreement. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate, conflict with or result in a default under (including any right of termination or acceleration) any provisions (including provisions requiring any consent or approval) of any charter, by-law, mortgage, note, indenture, lien, order, judgment, decree, or of any material lease, agreement or instrument, to which Buyer or CSI is a party or by which Buyer or CSI is bound, and will not violate any other restriction of any kind or character to which Buyer or CSI is subject.

          3.4 CAPITAL STOCK. The authorized capital stock of CSI consists of 500,000 shares of $0.04 par value, so-called "blank check" preferred stock of which no shares are issued or outstanding, and 10,000,000 shares of $0.04 par value Common Stock, of which approximately 6,700,000 shares are issued and outstanding as of the date of this Agreement. All such issued and outstanding shares are, and the Closing Shares for which the Stock and Notes will be exchanged will be, duly authorized, validly issued and. fully paid and nonassessable. The Closing Shares to be issued to the Stockholders will be free and clear of any pledges, liens, security interests, encumbrances or charges of any nature whatsoever, except for transfer restrictions under the securities laws. Except as disclosed in
Schedule 3.4 hereto, there are no outstanding or existing options, preemptive rights, warrants, subscriptions, convertible securities, conversion rights, calls or commitments of any kind obligating CSI to issue additional shares of CSI Common Stock. CSI has no outstanding commitments or obligations to repurchase, reacquire or redeem any of its outstanding Common Stock other than pursuant to transactions effected in the open market at market prices.

          3.5 FINANCIAL STATEMENTS. CSI has furnished to Stockholder audited balance sheets as of June 30, 1993 and June 30, 1994 and the related audited statements of income and retained earnings and cash flows of CSI for each of the years ended on such dates together with the reports of Deloitte & Touche thereon (such audited financial statements including the notes thereto are collectively referred to herein as the "CSI Financial Statements"). The CSI Financial Statements are true and correct in all material respects, fairly present the financial position and operations and cash flows of CSI in conformity with GAAP as of the dates and for the periods indicated, contain and reflect all necessary adjustments for fair presentation of CSI's financial condition and results of operations as of the dates and for the periods indicated.

          3.6  ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in
Schedule 3.6, since June 30, 1994, CSI and its subsidiaries taken as a whole have not suffered any material adverse change in their financial condition or results of operations, or in their assets, properties, business or operations.

          3.7 NO MATERIAL OMISSIONS. As of their respective filing dates, the CSI SEC Reports contained in the CSI Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made,

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

not misleading. No representation or warranty by CSI contained herein or in any writing furnished to Stockholder contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

          3.8 PENDING LITIGATION; CONTINGENCIES. To the knowledge of CSI and except as set forth on Schedule 3.8 to this Agreement, there are no actions, suits, proceedings or formal inquiries before any court, arbitration or regulatory agency or governmental body pending against CSI which could reasonably be expected to have a material adverse effect on its financial condition, business, operation or assets, taken as a whole and CSI is not subject to any outstanding orders, writs, injunctions or decrees which in the aggregate materially and adversely affect the financial condition, business, operation or assets of CSI taken as of a whole.

          3.9 ACCREDITED INVESTOR. CSI is an "accredited investor" (as such term is defined in Rule 501(a) promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Stock and Notes which are to be exchanged for the Closing Shares and is able to bear the substantial economic risks of the investment in the Stock.

          3.10 PURCHASE FOR INVESTMENT ONLY. The Stock is being acquired by Buyer solely for its own account, for investment, with no present intention of making a public distribution thereof within the meaning of the Securities Act. The Stock will not be sold or transferred by Buyer in violation of the Securities Act or any state or other jurisdiction's securities laws and the financial condition of Buyer is such that the investment in the Stock can be made on a long-term basis. Buyer is aware that the Stock has not been registered under the Securities Act or any state or other jurisdiction's securities laws, that the Stock purchased hereby must be held indefinitely unless subsequently registered or an exemption from such registration is secured and that Immtech is not under any obligation to register any of the Stock under the Securities Act or any state or other jurisdiction's securities law.

          3.11 INDEPENDENT EVALUATION OF IMMTECH AND FULL DISCLOSURE. In deciding whether to acquire the Stock, CSI has relied upon consultations with CSI's legal, financial and tax advisers with respect to this Agreement and the nature of its investment and has reviewed the information provided to it by Stockholder prior to the execution hereof. CSI has not relied upon any representations of the Stockholders with respect to its investment, except as specifically set forth in this Agreement.



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
CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2



                                ARTICLE 4

                                 CLOSING
                                 -------

          4.1 GENERAL. The Closing shall take place at 4 p.m. on October 27, 1995, at the offices of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., or at such other time, date or place as shall be mutually agreed upon by the parties (the "Closing").

          4.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY. The obligations of each party arising under this Agreement to be performed at the Closing are subject to the fulfillment at or prior to the Closing of each of the following conditions:

          (a) Buyer and Stockholders shall have obtained all consents and approvals necessary to the consummation of this Agreement and the transactions contemplated hereby.

          (b) There shall be no action, proceeding or litigation pending which seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement (other than actions which do not have a reasonable likelihood of success).

          4.3 CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER. The obligations of Buyer arising under this Agreement to be performed at the Closing are subject to fulfillment at or prior to the Closing of each of the following conditions:

          (a) Each of the representations and warranties of Stockholders contained in this Agreement shall have been true and correct as of the date of this Agreement and as of the Closing (as if made as of the Closing).

          (b) Stockholders shall have used their reasonable best efforts to cause Immtech to permit Buyer and its representatives full access during normal business hours to all of its properties, books, tax returns, contracts and records of Immtech and to provide all documents and information with respect to its affairs, as may be reasonably requested by Buyer or its representatives.

          (c) Buyer shall have obtained the requisite approval by its stockholders of the transactions contemplated hereby.

          (d)  Stockholders shall have complied with section 4.5.

          4.4 CONDITIONS PRECEDENT TO OBLIGATIONS OF STOCKHOLDERS. The obligations of Stockholders arising under this Agreement to be performed at the Closing are subject to fulfillment at or prior to the Closing of each of the following conditions:

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          (a) Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing (as if made as of the Closing).

          (b)  Buyer shall have complied with section 4.6.

          (c) CSI and Stockholders shall have entered into a registration rights agreement (the "Registration Rights Agreement") which, upon registration of the Closing Shares in accordance therewith, will allow Stockholders (or their respective partners) to sell the Closing Shares issued to them under this Agreement in market transactions from time to time for a period of two years after the effective date of such registration statement, subject to certain limitations, including a provision limiting aggregate sales by Stockholders and their partners during each calendar month to the greater of (i) 1% of the outstanding CSI Common Stock or (ii) the average weekly trading volume of CSI Common Stock during the preceding calendar month. The Registration Rights Agreement will require that the registration statement be filed with the SEC promptly following a request by the Stockholders and shall contain such other provisions as the parties may mutually agree.

          4.5 ACTIONS BY STOCKHOLDERS. At the Closing, Stockholders shall deliver or cause to be delivered to Buyer in form and substance acceptable to Buyer, each of the following instruments or materials, duly executed:

          (a) Certificates representing the Stock accompanied by stock powers duly executed in blank and the Notes.

          (b) An assignment of all of Stockholders' rights under the Ancillary Agreements.

          (c) The certificate of Stockholders, dated the date of the Closing, to the effect that: (i) Stockholders are in compliance with all the terms, covenants and conditions contained in this Agreement on their part to be complied with; and (ii) all representations and warranties of Stockholders contained in this Agreement were true and correct when made and are true and correct as of the Closing date except as to changes required or contemplated by this Agreement.

          (d) The opinion of counsel to Stockholders, Kirkland & Ellis, reasonably satisfactory to Buyer, and subject to customary assumptions and exceptions, dated the date of the Closing, to the effect that:

               (i) Stockholders have the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by requisite action on the part of Stockholders;

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


               (ii) Immtech is a corporation existing and in good standing under the laws of the State of Delaware;

               (iii) The delivery of certificates representing the Stock accompanied by stock powers duly executed in blank will be in a form effective to vest in Buyer all of the right, title and interest of Stockholders in the Stock, free and clear of all liens, encumbrances, restrictions and claims arising prior to the Closing;

               (iv) The assignment by Stockholders will be in form effective to vest in Buyer all of the right, title and interest of Stockholders in the Ancillary Agreements.

               (v) The Agreement has been executed and delivered by Stockholders and (assuming the valid authorization, execution and delivery of the Agreement by Buyer) is a valid and binding agreement of the Stockholders enforceable against the Stockholders in accordance with its terms, (a) except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (b) except that the remedies of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; and

               (vi) The execution, delivery and performance of this Agreement by the Stockholders will not constitute a violation of the instruments pursuant to which the partnerships were created and are existing.

          As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States, the limited partnership law of the State of Delaware or the laws of the State of Illinois, such counsel may assume that such laws are identical to those of the State of Illinois. All opinions may expressly rely as to matters of fact upon certificates furnished by Stockholders, appropriate officers and directors of Immtech or public officials.

          (e) All other documents, instruments and writings required to be delivered by Stockholders at or prior to the Closing pursuant to this Agreement or as may be otherwise required in connection herewith.

          4.6 ACTIONS BY BUYER. At the Closing, Buyer shall deliver or cause to be delivered to Stockholders, in form and substance acceptable to Stockholders, each of the following instruments or materials, duly executed:

          (a) Certificates representing the Closing Shares issued in the name of Stockholders.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          (b) A certificate executed by the President or any Executive or Senior Vice President of Buyer to the effect that: (i) Buyer is in compliance with all the terms, covenants and conditions contained in this Agreement on its part to be complied with; and (ii) all representations and warranties of Buyer contained in this Agreement were true and correct when made and are true and correct as of the Closing date

          (c) The opinion of counsel to Buyer, Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c., reasonably satisfactory to the Stockholders, and subject to customary assumptions and exceptions, dated the date of the Closing, to the effect that:

               (i) Each of Buyer and CSI is a corporation organized, existing and in good standing under the laws of its jurisdiction of incorporation and has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by requisite corporate action taken on the part of Buyer and CSI;

               (ii) This Agreement has been executed and delivered by Buyer and CSI and (assuming the valid authorization, execution and delivery of this Agreement by Stockholders) is a valid and binding agreement of Buyer and CSI, enforceable against Buyer and CSI in accordance with its terms, (a) except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (b) except that the remedies of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought;

               (iii) The execution, delivery and performance of this Agreement by Buyer and CSI will not constitute a violation of the Articles of Incorporation or By-Laws (or other similar charter document), as currently in effect, of Buyer and CSI;

               (iv) The Closing Shares have been validly issued, fully paid and are nonassessable except as set forth in Wisconsin Statutes section l80.0622(2)(b); and

               (v) The Registration Rights Agreement has been executed and delivered by CSI and (assuming the valid authorization, execution and delivery of the Registration Rights Agreement by Stockholders) is a valid and binding agreement of CSI enforceable against CSI in accordance with its terms, (a) except that such enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

rights and (b) except that the remedy of specific performance and injunctive and other forms equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States, the corporate law of the State of Delaware, or the laws of the State of Wisconsin, such counsel may assume that such laws are identical to those of the State of Wisconsin. All opinions may expressly rely as to matters of fact upon certificates furnished by appropriate officers and directors of Buyer or public officials.

          (d) All other documents, instruments and writings required to be delivered by Buyer at or prior to the Closing pursuant to this Agreement or as may be otherwise required in connection herewith.

          4.7 SIMULTANEOUS ACTION. All actions taken at the Closing shall be deemed to occur simultaneously.


                                ARTICLE 5

                       TERMINATION AND ABANDONMENT
                       ---------------------------

          5.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing:

          (a)  by mutual consent of Stockholder and Buyer;

          (b) at any time after October 31, 1995 by Marquette Venture Partners II, L.P. ("MVP") unless Stockholders are not in compliance with their obligations under Article 6 hereof;

          (c) by MVP if (i) a meeting of CSI's stockholders to consider and vote on the transactions contemplated by this Agreement has not been held on or prior to October 26, 1995, or (ii) if a meeting of CSI's stockholders is held for such purpose, but CSI's stockholders fail to approve such transactions;

          (d) by Buyer if (i) CSI holds a meeting of its stockholders to consider and vote upon the transactions contemplated by this Agreement, but CSI's stockholders fail to approve such transactions or (ii) there has been a material violation or breach by Stockholders of any agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition or the obligations of Buyer or CSI impracticable and such violation or breach has not been waived by the Buyer; or

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          (e) by Stockholders, if there has been a material violation or breach by Buyer of any agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Stockholders impracticable and such violation or breach has not been waived by Stockholders.

          5.2 EFFECT OF TERMINATION. Notwithstanding anything herein to the contrary, if this Agreement is terminated due to a party's or parties' failure to comply with its obligations hereunder through no fault of the other party, the breaching party shall be liable to the nonbreaching party for the reasonable damages incurred by the nonbreaching party as a result of such breach.


                                ARTICLE 6

                              MISCELLANEOUS
                              -------------

          6.1 STOCKHOLDER APPROVAL. CSI shall take all reasonable action necessary to duly call, give notice of and hold an annual meeting of its stockholders by October 26, 1995, in accordance with applicable law, to consider and vote upon this Agreement and the transactions contemplated hereby, and CSI shall diligently pursue the approval of its stockholders of this Agreement and the transactions contemplated hereby. In connection with the annual meeting, CSI shall prepare and cause to be mailed to its stockholders a notice of the Annual Meeting and a definitive proxy statement no later than the time required by law and the Certificate of Incorporation and By-Laws of CSI. In such proxy statement, CSI shall indicate that the Board of Directors has approved the Agreement and recommends that stockholders vote for its approval.

          6.2 INTERIM FINANCING. If, between the date of this Agreement and the Closing, Immtech needs additional working capital, CSI agrees that it will lend up to $100,000 to Immtech when, if and as needed. If CSI does not acquire the Stock and Notes from Stockholders (provided that such failure does not constitute a breach by CSI or Buyer of this Agreement), Stockholders will reimburse CSI for 34% of the advances made by CSI to Immtech pursuant to this section. In the event of such reimbursement, Stockholders shall be subrogated to CSI's rights vis-a-vis Immtech with respect to such amount.

          6.3 PUBLIC ANNOUNCEMENTS. Stockholders and Buyer will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation; provided that nothing herein shall preclude Buyer from making timely releases or public statements as its counsel determines are required by law. The Stockholders shall use their best efforts to cause Immtech and its

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


independent public accountant to make available to Buyer such financial statements, information and consents as Buyer may reasonably request to permit Buyer to prepare and timely file with the Securities and Exchange Commission a Current Report on Form 8-K with respect to the transactions contemplated by the Agreement.

          6.4 INVESTIGATIONS: NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The respective representations and warranties of Stockholders and Buyer contained herein or in any certificates, schedules or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, (i) the Closing, or (ii) the termination of this Agreement pursuant to section 5.1 or otherwise. Upon either such event, none of the Stockholders, Buyer or any officer, director, trustee or affiliate of any of them shall be under any liability whatsoever with respect to any such representation or warranty.

          6.5 SATISFACTION OF CONDITIONS PRECEDENT: FURTHER ACTIONS. Each party shall cooperate with the other parties hereto and use its or his reasonable best efforts to satisfy each of the conditions precedent to the accomplishment of the transactions contemplated by this Agreement. Buyer and Stockholders shall, without further consideration, execute and deliver, or cause to be executed and delivered, any further or additional instruments and perform any acts which may become reasonably necessary m order to effectuate and carry out the purposes of this Agreement.

          6.6  EXPENSES. All expenses incurred by CSI, Buyer or
Stockholders (including fees of counsel and accountants) in connection with the preparation of this Agreement and the transactions contemplated hereby shall be borne by the party incurring the same.

          6.7 ATTORNEYS' FEES. In the event either party hereto institutes an action or other proceeding to enforce any rights arising under this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the other party, such fees to be set by the court or arbitrators, as the case may be, and not by a jury and to be included in any judgment entered in such proceeding.


          6.8 SEVERABILITY. In the event any term or provision of this Agreement is declared to be invalid or illegal, for any reason, this Agreement shall remain in full force and effect and the same shall be interpreted as though such invalid and illegal provision were not a part hereof.

          6.9 NOTICES. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by telex or mail. Notice shall be effective
(i) if personally delivered, when delivered; (ii) if by facsimile transmission, upon transmission thereof on a proper facsimile machine with confirmed answer back; and

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


(iii) if mailed, at midnight on the fourth business day after deposit in the mail with airmail postage prepaid. Notices shall be addressed as follows;

          If to Buyer:   Criticare Biomedical, Inc.
                         c/o Criticare Systems, Inc.
                            Attn: Gerhard J. Von der Ruhr, Chairman of the Board, Treasurer and President
                            20925 Crossroads Circle
                            Waukesha, WI 53186
                            414-798-8282-telephone
                            414-793-8290-facsimile

          With copy to:  Robert E. Bellin, Esq.
                         Reinhart, Boerner, Van Deuren, Norris &
                         Rieselbach, s.c.
                         1000 North Water Street, Suite 2100
                         P.O. Box 92900
                         Milwaukee, WI 53202-0900
                            414-298-1000-telephone
                            414-298-8097-facsimile

          If to Stockholders: c/o  Marquette Venture Partners II, L.P.
                              520 Lake Cook Road
                              Deerfield, IL 60015
                                 Attn: Lloyd D. Ruth
                                 708-940-1700-telephone
                                 708-940-1724-facsimile

          With copy to:  Keith S. Crow, Esq.
                         Kirkland & Ellis
                         200 East Randolph Drive
                         Chicago, IL 60601
                             312-861-2000-telephone
                             312-861-2200-facsimile

                or at such other address as a party may from time to time designate by Notice hereunder.

          6.10 MODIFICATION AND AMENDMENTS. No provision of this Agreement may be modified or amended except by a writing executed by the party sought to be charged with such modification or amendment.

          6.11 WAIVER. Any waiver by any party of a breach of any provision of this Agreement

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


shall not operate as or be construed to be a waiver of any other breach of any other provision of this Agreement. The failure to a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver shall be effective only if in writing and executed by the party sought to be charged with such waiver.

          6.12 ENTIRE AGREEMENT. This Agreement, together with the Confidentiality Agreement and any other and further documents executed and delivered at the Closing, constitutes and embodies the full and complete understanding and agreement of the parties hereto and supersedes all prior understandings or agreements whether oral or in writing other than the Confidentiality Agreement.

          6.13 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles.

          6.14 HEADINGS: INTERPRETATION. The section headings and Article headings used herein are for convenience and reference only and are not intended to defame, limit or describe the scope or intent of any provision of this Agreement. When used in this Agreement, (i) the term "including" shall mean without limitation by reason of enumeration, (ii) the term "person" shall mean an individual, a partnership, a joint venture, a corporation, a trust, or unincorporated organization and a governmental entity or any department thereof, (iii) the term "subsidiary" when used in reference to any other person shall mean any corporation of which outstanding securities having ordinary voting power to elect a majority of the Board of Directors of such corporation are owned directly or indirectly by such other person, and (iv) the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. The definition of a term in the plural form shall include the singular form, and the singular the plural, as the context requires. Any masculine personal pronoun shall be considered to mean the corresponding feminine personal pronoun, as the context requires.

          6.15 SUCCESSORS. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, nor is this Agreement intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, as the case may be.

          6.16 BROKERS AND AGENTS. No party hereto has dealt with any agent, finder, broker or other representative in any manner which could result in any party hereto being liable for any fee or commission in the nature of a finder's fee or originator's fee in connection with the subject matter hereof. Each party agrees to indemnify and hold the other parties hereto harmless

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2

from and against any claims by any broker or finder for any fee or expense which is based in any way on an agreement, arrangement or understanding made or alleged to have been made by such party relating to the transactions contemplated hereby.

          6.17 COUNTERPARTS. This Agreement may be executed in any number of each of which shall be deemed a duplicate original.

         [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 1st day of August, 1995.

                              BUYER:

                              CRITICARE BIOMEDICAL, INC.


                              BY     /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------


                              STOCKHOLDERS:

                              MARQUETTE VENTURE PARTNERS, II., L.P.


                              BY      /s/  JWWZ
                                 ------------------------------------
                                 Its      Authorized Signatory
                                    ---------------------------------



                              MVP II AFFILIATES FUND, L.P.


                              BY      /s/  JWWZ
                                 ------------------------------------
                                 Its      Authorized Signatory
                                    ---------------------------------



                              CRITICARE SYSTEMS, INC.



                              BY     /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


                               SCHEDULE A

                      MARQUETTE VENTURE PARTNERS II
                       IMMTECH SECURITIES HOLDINGS
                            AT JULY 27, 1995


                            DATE           NUMBER           PRINCIPAL
  DESCRIPTION              ACQUIRED       OF SHARES           AMOUNT

Series A Preferred Stock   12/31/92      1,000,000 (B)          N/A

Series B Preferred Stock   10/26/93        600,000 (B)          N/A

Series B Preferred Stock   02/14/94        600,000 (B)          N/A

Promissory Note (A)        12/16/94          N/A             $50,000
                                         ---------           -------
Totals                                   2,200,000           $50,000
                                         ---------           -------

          (A)       Maturity date is September 30, 1995.

          (B)  Each share of preferred equals one common stock equivalent.

Note: Above holdings are all in the name of Marquette Venture Partners II; however, they have been paid for and therefore been recorded on the books of both MVP II and MVP II affiliates.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 2


Note: Per the MVP II March 31, 1995 quarterly write-up, total CSE's of Immtech at March 31, 1995 were 6,801,000 meaning MVP II's 2.2 MM shares would own 32.4% of the Company.

Note:     MVP II Affiliate Fund hold 2.778% of each position.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 3


                                Exhibit 3


                              AMENDMENT TO
                    STOCK PURCHASE AND SALE AGREEMENT


          BY THIS AMENDMENT to Stock Purchase and Sale Agreement (the "Amendment"), CRITICARE SYSTEMS, INC., a Delaware corporation ("CSI"), through its wholly owned subsidiary CRITICARE BIOMEDICAL, INC., a Wisconsin corporation ("Buyer"), and MARQUETTE VENTURE PARTNERS II, L.P. and MVP II AFFILIATES FUND, L.P. ("Stockholders") hereby represent, warrant, covenant and agree as follows:

                                RECITALS

                    A. The parties hereto are parties to a certain Stock Purchase and Sale Agreement dated as of the first day of August 1995 (the "Agreement").

                    B. The parties desire to amend the Agreement as provided in this Amendment.

                    C. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.


                               AGREEMENTS

          In consideration of the recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                    1. PURCHASE PRICE. Notwithstanding any provisions of the Agreement to the contrary, Buyer shall pay the purchase price for the Stock and the Notes by delivering to Stockholders:

                    (a) 333,154 shares of the $.04 par value Common Stock of CSI; and

                    (b) the promissory note of Buyer in the aggregate principal amount of $l,240,000 in the form attached hereto as Exhibit A (the "Note").

                    2. CLOSING SHARES. The 333,154 shares of CSI Common Stock to be issued to the Stockholders pursuant hereto shall be considered the "Closing Shares" for purposes of the Agreement and, accordingly, the terms and conditions of the Agreement, other than those set forth ill section 1.2 of the Agreement, shall apply to the 333,154 shares.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 3



                    3. REPRESENTATIONS AND WARRANTIES. Each of the parties hereto as of the date hereof reaffirms each of the representations and warranties made by it in the Agreement and represents and warrants that such representations and warranties are true and correct as of the date hereof.

                    4. OTHER AMENDMENTS TO THE AGREEMENT Sections 5.1(c), 5.1(d)(i) and 6.1 of the Agreement are deleted in their entirety and are of no further force and effect.

                    5. REMAINING TERMS AND CONDITIONS OF THE AGREEMENT. Except as amended hereby, the remaining terms, conditions, covenants and agreements of the Agreement shall continue in full force and effect and shall be unaffected by this Amendment

                    6. MUTUAL RELEASE. By execution of this Amendment, CSI and Buyer, on the one hand, and Stockholders, on the other hand, release each other from and against any and all liabilities, costs, damages and expenses of any kind or nature, whether accrued, contingent or otherwise, arising out of; in connection with or relating to the Agreement other than a breach of the representations, warranties or covenants made by the respective parties under the Agreement, as amended by this Amendment.

                    7. MISCELLANEOUS. No provision of this Amendment may be modified or amended except by a writing executed by the party sought to be charged with such modification or amendment This Amendment constitutes and embodies the full and complete understanding and agreement of the parties hereto and supersedes all prior understandings or agreements, whether oral or in writing, other than the Agreement and the Confidentiality Agreement, as amended hereby. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to conflicts of law principles. Neither this Amendment nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, nor is this Amendment intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Subject to the foregoing, this Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, as the case may be. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 3



          Dated as of October 16, 1995.

                              BUYER:

                              CRITICAL BIOMEDICAL, INC


                              BY:     /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------




                              CRITICARE SYSTEMS, INC.



                              BY:     /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------


                              STOCKHOLDERS:


                              MARQUETTE VENTURE
                              PARTNERS II, L.P.


                              BY:     /s/ JWWZ
                                 ------------------------------------
                                 Its      Authorized Signatory
                                    ---------------------------------


                              MVP II AFFILIATES FUND, L.P.


                              BY:     /s/ JWWZ
                                 ------------------------------------
                                 Its      Authorized Signatory
                                    ---------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 3



                                EXHIBIT A

                             PROMISSORY NOTE
     $1,240,000                                      ______________, 1995

     The undersigned, CRITICARE BIOMEDICAL, INC., a Wisconsin corporation ("Buyer") promises to pay to MARQUETTB VENTURE PARTNERS II, L.P. and MVP II AFFILIATES FUND, L.P. ("Stockholders") at ___________________ the principal sum of $1,240,000, plus simple interest accruing on the outstanding balance from time to time at the rate of 7% per year from the date hereof until paid in full. The principal balance of this Note shall be payable in one lump sum on the first to occur of (a) the seventh anniversary of the date of this Note; ~) the date of closing an initial public offering of the stock of Immtech International, Inc. ("Immtech") which nets Immtech at least $5 million of proceeds; (c) the date of closing a sale of any Immtech stock by Buyer; or (d) the date of closing any acquisition of any additional Immtech stock by Criticare Systems, Inc. Interest under this Note shall be payable quarterly on March 31, June 30, September 30 and December 31 of each year commencing with the December 31, 1996 payment. Buyer shall not sell or transfer the Stock of Immtech (as defined in that certain Stock Purchase and Sale Agreement dated as of the first day of August, 1995 by and among Criticare Systems, Inc., the undersigned and Stockholders, as amended) unless this Note is paid in full or unless Stockholders otherwise consent

     Payment of this Subordinated Note is secured by a pledge of 2,200,000 shares of stock of Immtech purchased by Buyer from Stockholders pursuant to a certain Stock Purchase and Sale Agreement dated as of August 1, 1995, as amended by a certain Amendment to Stock Purchase and Sale Agreement of even date herewith. Stockholders sole recourse upon any default in payment of principal or interest under this Note shall be to foreclose on the Stock and seek recourse against any other assets of Buyer. Stockholders are aware that, at present, Buyer's sole asset is the Stock of Immtech purchased by Buyer from Stockholders. Stockholders acknowledge and agree that they shall have no recourse against Criticare Systems, Inc. or any other party other than Buyer upon Buyer's default wider this Note.

     This Note may be prepaid in whole or in part at any time without penalty. Partial prepayments shall be applied against installments of principal in the order of their maturities.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 3



     This Note is intended to be performed in and shall be governed by the laws of the State of Wisconsin. Stockholders shall hold the Stock as collateral and, upon Buyer's default under this Note, shall be entitled to the rights of a secured creditor under the Uniform Commercial Code. Prior to any such default, the undersigned shall be treated as the owner of the Stock and shall be entitled to exercise all rights of ownership, including voting the Stock.

                              CRITICARE BIOMEDICAL, INC.



                              BY: __________________________
                                   Its ________________________

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 4



                                Exhibit 4

                             PROMISSORY NOTE

$1,205,555                                              December 21, 1995


          The undersigned, CRITICARE BIOMEDICAL, INC., a Wisconsin corporation ("Buyer") promises to pay to MARQUETTE VENTURE PARTNERS II, L.P. ("Stockholder") at 520 Lake Cook Road, Suite 450, Deerfield, Illinois 60015, the principal sum of One Million Two Hundred Five Thousand Five Hundred Fifty-five Dollars ($1,205,555), plus simple interest accruing on the outstanding balance from time to time at the rate of 7% per year from the date hereof until paid in full. The principal balance of this Note shall be payable in one lump sum on the first to occur of (a) the seventh anniversary of the date of this Note; (b) the date of closing an initial public offering of the stock of Immtech International, Inc. ("Immtech") which nets Immtech at least $5 million of proceeds; (c) the date of closing a sale of any tech stock by Buyer; or (d) the date of closing any acquisition of any additional Immtech stock by Criticare Systems, Inc. Interest under this Note shall be payable quarterly on March 31, June 30, September 30 and December 31, 1996 year commencing with the December 3 1, 1996 payment. Buyer shall not sell or transfer the Stock of Immtech (as defined in that certain Stock Purchase and Sale Agreement dated as of the first day of August, 1995 by and among Criticare Systems, Inc., the undersigned, Stockholder and MVP Affiliates Fund, L.P. ("MVP II"), as amended) unless this Note is paid in full or unless Stockholder otherwise consents.

          Payment of this Note and a Promissory Note of even date herewith in the principal amount of $34,445 payable by Buyer to MVP II are secured by a pledge of 2,200,000 shares of stock of Immtech purchased by Buyer from Stockholder and MVP II pursuant to a certain Stock Purchase and Sale Agreement dated as of August 1, 1995, as amended by a certain Amendment ~ Stock Purchase and Sale Agreement dated as of October 16, 1995. Stockholder's sole recourse upon any default in payment of principal or interest under this Note shall be to foreclose on the Stock and seek recourse against any other assets of Buyer. Stockholder is aware that, at present, Buyer's sole asset is the Stock of Immtech purchased by Buyer from Stockholder and MVP II. Stockholder acknowledges and agrees that it shall have no recourse against Criticare Systems, Inc. or any other party other than Buyer upon Buyer's default under this Note.

          This Note may be prepaid in whole or in part at any time without penalty. Partial prepayments shall be applied against installments of principal in the order of their maturities.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 4



          This Note is intended to be performed in and shall be governed by the laws of the State of Wisconsin. Stockholder shall hold the Stock as collateral and, upon Buyer's default under this Note, shall be entitled to the rights of a secured creditor under the Uniform Commercial Code. Prior to any such default, the undersigned shall be treated as the owner of the Stock and shall be entitled to exercise all rights of ownership, including voting the Stock.


                              CRITICARE BIOMEDICAL, INC.



                              BY:      /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 5



                                Exhibit 5


                             PROMISSORY NOTE

$34,445                                                 December 21, 1995


          The undersigned, CRITICARE BIOMEDICAL, INC., a Wisconsin corporation ("Buyer") promises to pay to MVP II AFFILIATES FUND, L.P. ("Stockholder") at 520 Lake Cook Road, Suite 450, Deerfield, Illinois 60015, the principal sum of Thirty-four Thousand Four Hundred Forty-five Dollars ($34,445), plus simple interest accruing on the outstanding balance from time to time at the rate of 7% per year from the date hereof until paid in full. The principal balance of this Note shall be payable in one lump sum on the first to occur of (a) the seventh anniversary of the date of this Note; (b) the date of closing an initial public offering of the stock of Immtech International, Inc. ("Immtech") which nets Immtech at least $5 million of proceeds; (c) the date of closing a sale of any Immtech stock by Buyer; or (d) the date of closing any acquisition of any additional Immtech stock by Criticare Systems, Inc. Interest under this Note shall be payable quarterly on March 31, June 30, September 30 and December 31 of each year commencing with the December 3 1, 1996 payment. Buyer shall not sell or transfer the Stock of Immtech (as defined in that certain Stock Purchase and Sale Agreement dated as of the first day of August, 1995 by and among Criticare Systems, Inc. the undersigned, Stockholder and Marquette Venture Partners II, L.P. ("MVP"), as amended) unless this Note is paid in full or unless Stockholder otherwise consents.

          Payment of this Note and a Promissory Note of even date herewith in the principal amount of $1,205,555 payable by Buyer to MVP are secured by a pledge of 2,200,000 shares of stock of Immtech purchased by Buyer from Stockholder and MVP pursuant to a certain Stock Purchase and Sale Agreement dated as of August 1, 1995, as amended by a certain Amendment to Stock Purchase and Sale Agreement dated as of October 16, 1995. Stockholder's sole recourse upon any default in payment of principal or interest under this Note shall be to foreclose on the Stock and seek recourse against any other assets of Buyer. Stockholder is aware that, at present, Buyer's sole asset is the Stock of Immtech purchased by Buyer from Stockholder and MVP. Stockholder acknowledges and agrees that it shall have no recourse against Criticare Systems, Inc. or any other party other than Buyer upon Buyer's default under this Note.

          This Note may be prepaid in whole or in part at any time without penalty. Partial prepayments shall be applied against installments of principal in the order of their maturities.

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 5



          This Note is intended to be performed in and shall be governed by the laws of the State of Wisconsin. Stockholder shall hold the Stock as collateral and, upon Buyer's default under this Note, shall be entitled to the rights of a secured creditor under the Uniform Commercial Code. Prior to any such default, the undersigned shall be treated as the owner of the Stock and shall be entitled to exercise all rights of ownership, including voting the Stock.


                              CRITICARE BIOMEDICAL, INC.


                              BY:      /s/ Gerhard Von der Ruhr
                                 ------------------------------------
                                 Its      President
                                    ---------------------------------

CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6




                                Exhibit 6

                           SEVERANCE AGREEMENT


               THIS AGREEMENT made as of this __ day of November, 1998, by and between GERHARD VON DER RUHR ("Von der Ruhr") and CRITICARE SYSTEMS, INC., a Delaware corporation ("Criticare").

                                RECITALS

               A.   Criticare desires to retain the services of a new
     President.

               B. Von der Ruhr presently holds the titles of Chairman of the Board and President, and is willing to resign such positions (at or immediately after the conclusion of Criticare's annual shareholder meeting) and assist Criticare with its efforts to retain and transition management responsibilities to an acceptable replacement candidate.

                               AGREEMENTS

                    It is agreed as follows:

               1. Von der Ruhr hereby resigns as President and Chairman of the Board of Directors of Criticare effective as of the close of business at Criticare's annual meeting of stockholders, or any adjournment thereof, and Criticare hereby accepts such resignation. It is expressly agreed that nothing contained in this Agreement nor Von der Ruhr's resignation shall affect Von der Ruhr's right to indemnification for acts undertaken on Criticare's behalf pursuant to Criticare's By-Laws or applicable statutes.

               2. Von der Ruhr shall continue to be employed by Criticare as an independent consultant and in such capacity shall support and assist Criticare's new President with any reasonable requests with respect to the transition to new management, including but not limited to, introductions to employees, vendors, key customers and other persons having important relationships with Criticare. In addition, he shall hold himself available on reasonable advance notice and at reasonable times for consultation on significant issues affecting Criticare.

               3. In consideration of Von der Ruhr's cooperation and consultation efforts, he shall be entitled to receive and Criticare agrees to provide to Von der Ruhr, the following:

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6


               (a) His normal monthly salary for the month of November and thereafter commencing December 1, 1998, Von der Ruhr shall be paid the sum of $6,000 per month for a period of 36 months.

               (b) Von der Ruhr shall pay to Criticare on or before November 30, 1998 the principal amount and any accrued interest on Von der Ruhr's obligation to Criticare with respect to his loan to Immtech International, Inc., approximating $45,000.

               (c) Effective as of November 30, 1998, Criticare shall issue to Von der Ruhr options exercisable for 21,000 shares of Criticare common stock at an exercise price of $2.0625 per share for a period of five years. Criticare will utilize its reasonable best efforts to register shares issuable upon exercise of such options by inclusion of same in any existing or future registration statement covering employee options.

               (d) Von der Ruhr may continue to occupy his current office for a period of 12 months; provided, however, such occupancy may be terminated at any time after the expiration of 60 days by 60-day notice to Von der Ruhr if deemed advisable by the new President. Criticare shall also provide secretarial services for Von der Ruhr for a period of 12 months.

               (e) All fringe benefits currently provided to Von der Ruhr shall be continued through September 30,2001, and thereafter Von der Ruhr and his spouse shall be entitled to coverage under Criticare's group health and dental insurance programs until he reaches age 65 or comparable coverage (including coverage for any pre-existing conditions) is available through his then employer. Criticare need only provide to Von der Ruhr that coverage made available to its key management employees (including any medical reimbursement plan but less any deductible (which may be charged to Von der Ruhr)). In the event such group coverage is not available, Criticare shall purchase or pay for an individual policy providing comparable coverages. Company shall not in the future lease vehicles from Von der Ruhr and may, at any time, purchase vehicles presently under lease in accordance with lease terms.

               4. Von der Ruhr desires to acquire from Criticare and Criticare is willing to sell, transfer and assign to Von der Ruhr:

               (a) the technologies recently acquired from Immtech International, Inc. consisting of mcrp for (i) sepsis treatment and prophylaxis, and (ii) diagnostic tests, and (iii) 172,414 shares of Immtech International, Inc. stock received by Criticare in connection with such purchase.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6



               (b) sensor technology and patent owned by Criticare with respect to fetal pulse oximetry.

               As partial consideration for such transfer, Von der Ruhr shall form a new corporation ("Newco") to hold the purchased technologies, which shall have an initial capitalization of 6,000,000 shares, ten percent (10%) of which shall be issued to Criticare and the balance to be owned by Von der Ruhr, with a portion thereof to be made available to investors for no less than $150,000. Von der Ruhr will commit to use his reasonable best efforts to make such technologies commercially viable. The parties agree that they will negotiate in good faith appropriate put and call options for such shares. Criticare will be entitled to appoint one director to Newco's board until Newco is publicly held or its shares are repurchased.

               Von der Ruhr also agrees to pay to Criticare the sum of $150,000, payable in 10 semi-annual installments of $15,000 without interest, commencing June 1, 1999 and continuing on the six-month anniversary thereof until fully paid. Such obligation shall be represented by Von der Ruhr's promissory note on form attached hereto as Exhibit A. In addition to the foregoing, Criticare shall (i) have a right to distribute or purchase OEM Newco's fetal pulse oximeters and probes from Newco when available for sale which Newco will provide to Criticare at "most favored nation" prices (excluding large quantity purchase discounts which may be offered to others) or (ii) Criticare may design, manufacture and sell a competitive monitor provided it purchases all probes covered by the patent being transferred to Von der Ruhr from Newco, again the same to be sold to Criticare at "most favored nation" pricing (excluding large quantity discounts which may be offered to others). Similarly, Newco shall have the right to purchase Criticare's fetal pulse oximeter (monitors) OEM which Criticare will sell to Newco at "most favored nation" pricing (excluding large quantity purchase discounts which may be offered to others). Criticare makes no representations or warranties whatsoever regarding the assets being acquired by Von der Ruhr, such assets being purchased "as is, where is." With respect to the fetal pulse oximeter, Criticare reserves the absolute right to withhold, retain and protect its source codes, it being Von der Ruhr's obligation to develop such source codes at his expense.

               In the event that Von der Ruhr fails to make substantial progress with respect to developing a commercially viable fetal pulse oximeter by August 1, 2000, Criticare shall be granted a royalty-free license to utilize the fetal sensor patent world-wide.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6



               Consummation of the transaction contemplated by this paragraph 4 are subject to satisfaction of the following conditions:



               (c) with respect to acquisition of the fetal pulse oximetory technology, confirmation by Messrs. Diaz and Okland that the terms of such acquisition will not unfairly or negatively affect Criticare's long term best interests, and

               (d) with respect to mcrp technology and fetal pulse oximetry, receipt of a "fairness" opinion from an independent investment banker to the effect that the terms of such acquisition are not "in the whole" substantially unfair to Criticare when considered in light of Criticare's desire to promptly conclude this Agreement, its investment in such assets to date, the costs and efforts necessary to make such technologies commercially viable and the long term strategic interests of Criticare.

               5. The parties agree that Criticare will issue the press release agreed upon between Von der Ruhr and Karsten Houm and, to the extent practicable, decline any other comments. The existing directors agree that they will nominate Von der Ruhr for election as a director of Criticare when his current term expires, barring the occurrence of an event which they reasonably believe renders him unsuitable for such position.

               6. Von der Ruhr agrees that the noncompetition provisions of his Employment Agreement shall continue to apply, it being also agreed, however, that the technology being acquired by Von der Ruhr shall not be deemed "substantially identical" to the products sold by Criticare. Von der Ruhr further agrees that he will not during the term of this Agreement solicit or attempt to hire any employees of Criticare without the prior written consent of Criticare's Chairman of the Board.

               7. Any notice, request, approval, consent, demand, permission or other communication required or permitted by this Agreement shall be effective -only if it is in a writing signed by the party giving same and shall be deemed to have been sent, given and received only either (a) when personally received by the intended recipient, or (1,) three days after depositing in the United States Mail, registered or certified mail, return receipt requested, with first class postage prepaid, addressed as follows:



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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6







If to Von der Ruhr:                Gerhard Von der Ruhr
                                   2455 Brook Springs Drive
                                   Brookfield, WI 53005

If to the Company:                 Criticare Systems, Inc.
                                   20925 Crossroads Circle
                                   Waukesha, WI 53186
                                   Attn: President

               or to such other address as the intended recipient may have theretofore specified by notice given to the sender as provided in this section.

               8. This Agreement requires the personal services of Von der Ruhr, and Von der Ruhr's rights or obligations hereunder may not be assigned or delegated except as set forth in this Agreement. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

               9. This Agreement contains the entire agreement between Criticare and Von der Ruhr with respect to the subject matter hereof, and merges and supersedes all prior agreements, understandings or negotiations whatsoever with respect to the subject matter hereof.

               10. No amendments of this Agreement or any waiver of any of its provisions shall be effective unless expressly stated in a writing signed by both parties. No delay or omission in the exercise of any right, power or remedy under or for this Agreement shall impair such right, power or remedy or be construed as a waiver of any breach. Any waiver of a breach of any provision of this Agreement shall not be treated as a waiver of any other provision of this Agreement or of any subsequent breach of the same or any other provision of this Agreement.

               11. If any provision of this Agreement shall be held illegal, invalid or otherwise unenforceable under controlling law, the remaining provisions of this Agreement shall not be affected thereby but shall continue in effect.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 6



               12. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wisconsin.

     CRITICARE SYSTEMS, INC.


     BY:    /s/ Emil H. Soika             /s/ Gerhard Von der Ruhr
        --------------------------        ---------------------------
                                           Gerhard Von der Ruhr
     Its:     President
          ---------------------------









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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 7


                                Exhibit 7

WESTPORT RESOURCES
INVESTMENT SERVICES





     January 7, 1999


     Mr. T. Stephen Thompson
     Immtech International, Inc.
     1890 Maple Avenue, Suite 110
     Evanston, IL 60201


                      Re:  Proposed Public Offering

     Dear Sirs:

          You have advised us that Immtech International, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware; that its authorized capital consists of 30,000,000 shares of common stock ($.01 par value per share) and 5,000,000 shares of preferred stock ($.01 par value per share)3 of which not more than 6,409,896 common shares, zero preferred shares, and/or non-qualified stock option ("NQO's") and incentive stock option ("ISO's") to purchase 1,107,792 shares at a weighted average exercise price of $0.45 per share will be issued and outstanding immediately prior to your contemplated public offering. An aggregate of 182,800 warrants to purchase common stock at Y2 the IPO price are exercisable until August 31, 1999. An aggregate of 2,100,000 warrants to purchase common stock at $0.05 per share held by Rade and New China Hong Kong Securities
     Ltd. are outstanding subject to the completion of the IPO. Upon the completion of the offering, $281,470 of interest on a note payable to the State of Illinois is to be converted into 70,368 shares of common stock (based upon an assumed IPO price of $4 per share). An aggregate of 1,222,500 shares of common stock is subject to issuance without further consideration to Pharm-Eco and members of the Consortium upon completion of the offering. An aggregate of 1,700,000 warrants held by Pharm-Eco and members of the Consortium with an exercise price based on the first 20 days of trading of the Company's stock are exercisable upon reaching certain scientific milestones. An aggregate of 300,000 shares of common stock is subject to issuance to Pharm-Eco and members of the Consortium upon the filing by the Company of an NDA or an ANDA with the FDA.

           We have agreed that no options or warrants issued or to be issued may be exercisable for less than one year from the effective date of the registration statement. In addition, any shares currently issued and outstanding are to be subject to the lock-up referred to in Paragraph 3. No other warrants, options, convertible debt or equity obligations, or other securities, on the exercise or conversion of which shares will be issuable ("Dilutive Securities") will be issued and outstanding at the effective date of the registration. It is also understood that there will be no spin-off of any of the securities of the company, Criticare Systems Inc., or any other entity. Further, in the event of any recapitalization of the securities of the Company prior to the completion of the IPO the holders of all securities issued or to be issued in

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 7


     accordance with the preceding paragraph will be treated consistently. You have engaged a firm of independent public accountants reasonably satisfactory to us to prepare such financial statements of the Company, audited and unaudited, as shall be required for the registration and qualification of your shares as hereinafter provided.

          You have advised us that you will promptly take such action as may be necessary under the Securities Act of 1933, as amended, (the "Act"), and, through our counsel, under applicable Blue Sky and other regulatory provisions, to register and qualify for the public sale of shares of the Company's common stock (the "Shares") to raise up to $10,000,000, of which a portion will be raised through underwriters outside the United States.

          We are agreeable in principle to undertaking a public offering (the "Financing") of $10,000,000 of the Shares pursuant to an Underwriting Agreement, which will provide, among other things, as follows:

          1. We will act as principals In purchasing up to $10,000,000 in Shares from you on a firm commitment basis, subject to the terms, conditions and provisions set forth in the Underwriting Agreement, which will provide that we have no obligation to close unless the foreign offering for $7 million closes simultaneously. We shall have the option, for a period of 45 days from the effective date of your registration statement pursuant to the Act (the "Effective Date'), to purchase up to 15% additional Shares to cover over-allotments. At the closing of the Financing (the "Closing"), the Company shall pay to us, with respect to the number of Shares sold and the Offering Price thereof, an underwriting discount of up to 10% (the maximum allowed by the NASD) and a non-accountable expense allowance of 3% per Share. The Company will also cause the foreign underwriters to pay to us an amount equal to 3% from the 10% Underwriter discount per share on each share sold by them outside of the United States. The Company shall pay to us, on account of the non-accountable expense allowance, a non-refundable deposit of $50,000 which will be credited against the non-accountable expense allowance payable at the Closing, $25,000 of which will be paid and returned with the signing of this agreement and $25,000 upon filing with the SEC. The Company will follow the common practice of paying the expense of all road shows.

          2. The Company will, at the Closing, sell to us common stock purchase warrants of the Company (the "Underwriter's Warrants'), at a price of $.01 per Underwriter's Warrant, at the rate of one Underwriter's Warrant for every 10 Shares sold in the total public offering hereunder. Each Underwriter's Warrant will entitle the holder thereof to purchase one share of the Company's common stock (the "Underlying Shares') for a four-year period commencing one year from the Effective Date at a price per Underlying Share at a 20% premium over the offering price. The Company will include the Underwriter's Warrants and Underlying Shares in the registration statement to be filed with this offering and keep the registration open until all underlying shares are completely sold. If so desired, the Underwriter can request and the Company will agree to a cashes exercise of the Underwriter's warrants at any time during the four-year period.

          3. The Company and the Company's officers, directors and holders of 5% or more of the amount of its outstanding common stock, and holders of any incentive Stock Options or any other options exercisable into Common Shares, calculated as of the date immediately preceding the commencement of the public offering, shall agree to a lock up of their stock, options and underlying shares, commencing the date of the Closing, for a period of 12 months.

          4. These 5% holders and incentive holders also agree not to dispose of (sell or transfer) their shares until the share price, adjusted for any splits, trades at or above 200% of the offering price for a twenty (20) consecutive day period.

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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 7


          5. The Company will also indemnify us against any claim by any person purporting to be a finder in connection with the proposed financing and further represents that no broker or other person has any rights in conflict herewith or derogation hereof.

          6. Whether or not the Financing is concluded successfully, the Company will pay the fees and disbursements of its own attorneys and accountants, all expenses incident to the preparation and filing of the registration statement with any and all agendas and organizations, and the fees and disbursements of our counsel with any and all respect to qualification of the Shares for sale under Blue-Sky Laws, transfer agent's fees and federal and/or state taxes, if any, upon the issuance of the Shares and all expenses of printing and delivering the prospectus, stock certificates, and all other documents required by us to be printed in connection with the transaction contemplated hereby.

          7. The Company will take all corporate action, including stockholders' approval if required, under state law required or appropriate to commensurate all of the transactions contemplated hereby. In the event that the Company unilaterally terminates the Financing contemplated hereby for reasons other than our affirmative wrongdoing, or if this transaction is not completed within 180 days of this agreement, the Company shall forthwith pay to Westport Resources as a termination fee, the additional sum of $75,000. This fee is also paid if Immtech decides to complete the offering or does a private placement with another broker/dealer or agent or if good funds are not in place five days prior to the effective date.

          8. Of the amount contemplated to be raised on the offering, presently $10,000,000, it Is understood that foreign investors will invest $7,000,000 through the efforts of the co-underwriter, New China Hong Kong Securities Ltd. To facilitate the closing, five days prior to the anticipated effective date, New China Hong Kong or participating foreign dealers will deposit $7,000,000 of their funds, not funds of investors intending to participate in this offering, into an account at Westport Resources or Westport Resources' clearing agent, National Financial Services Corporation (a Fidelity company).

          The foregoing is only a brief summary of the proposed transactions and each of the foregoing terms must be interpreted in the form in which it will be set forth in the Underwriting Agreement and related documents. This letter merely summarizes and evidences our discussions to the date hereof. The rights and obligations of the Company and of this firm remain to be defined in the Underwriting Agreement into which this letter and all prior discussions shall merge. Accordingly, this letter shall be construed only as a letter of intent and shall not be legally binding upon you or upon us, provided, however, that you and we hereby expressly agree to be contractually bound by the provisions of paragraph 5, 6, and 7.



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CUSIP No. 452519 10 1          SCHEDULE 13D                      Exhibit 7



          If the foregoing meets with your approval and correctly states our mutual understanding, kindly so signify by your signing the duplicate of this letter in the space provided for below and returning it with your check.

                              Very truly yours,

                              WESTPORT RESOURCES INVESTMENT
                                SERVICES, INC.

                              By      /s/ John D. Lane
                                 -----------------------------------
                                   JOHN D. LANE, Vice President and
                                   Managing Director

          APPROVED AND AGREED:
          IMMTECH INTERNATIONAL, INC.

          By     /s/ T. Stephen Thompson
            --------------------------------
            T. Stephen Thompson, President and CEO

          APPROVED AND AGREED:
          CRITICARE SYSTEMS, INC.


          By     /s/ Emil H. Soika
            --------------------------------
            Emil Soika, CEO